UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☑ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Our Life Foods, Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
August 19, 2019

Physical address of issuer
21720 SE Borges Road in Damascus, Oregon 97089

Website of issuer
www.ourlifefoods.com

Address of counsel to the issuer for copies of notices
BEVILACQUA PLLC
1050 Connecticut Avenue, NW

Suite 500
Washington, DC 20036
Attention: Louis A. Bevilacqua, Esq.
Email: lou@bevilacquapllc.com

Name of intermediary through which the Offering will be conducted
MicroVenture Marketplace, Inc.

CIK number of intermediary
0001478147

SEC file number of intermediary
008-68458

CRD number, if applicable, of intermediary
152513

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
At the conclusion of the Offering, the Issuer shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The Intermediary will receive a number of Crowd Notes of the Issuer equal to two percent (2%) of the total number of Securities sold by the Issuer in the Offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize
Evolve Bank & Trust

Type of security offered
Crowd Note

Target number of Securities to be offered
25,000

Affiliates of the issuer may invest in the offering and their investment would be counted toward achieving the target amount.

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:

☑ Yes

☐ No

Oversubscriptions will be allocated:

☐ Pro-rata basis

☐ First-come, first-served basis

☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$107,000.00

Deadline to reach the target offering amount
May 18, 2020

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
1

	Most recent fiscal year-end (December 31, 2019)	Prior fiscal year-end (December 31, 2018)
Total Assets	$345,168	$39,200
Cash & Cash Equivalents	$20,275	$3,953
Accounts Receivable	$60,422.00	$24,264
Short-term Debt	$347,865	$192,859
Long-term Debt	$452,548	$117,669
Revenues/Sales	$489,576	$382,988
Cost of Goods Sold	$324,625	$211,540
Taxes Paid	$0.00	$0.00
Net Income	-$145,487	-$154,407

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia,

Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

May 8, 2020

FORM C/A

Up to $107,000.00

Our Life Foods, Inc.



Explanatory Note

Our Life Foods, Inc. (the "Company") is filing this Amendment to its Form C, which was first filed with the Securities and Exchange Commission on March 18, 2020. This Amendment is filed to add a webinar transcript attached hereto as (Exhibit G).

Crowd Note

This Form C/A (including the cover page and all exhibits attached hereto, the "Form C/A") is being furnished by Our Life Foods, Inc, a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Note of the Company (the "Securities"). Investors in the Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.00 and up to $107,000.00 from Investors in the offering of Securities described in this Form C/A (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace, Inc. (the "Intermediary"). At the conclusion of the Offering, the Issuer shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing. The Intermediary will receive a number of Crowd Notes of the Issuer equal to two percent (2%) of the total number of Securities sold by the Issuer in the Offering.

	Price to Investors	Service Fees and Commissions [1][2]	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$5.00	$95.00
Aggregate Minimum Offering Amount	$25,000.00	$1,250.00	$23,750.00
Aggregate Maximum Offering Amount	$107,000.00	$5,350.00	$101,650.00

(1) This excludes fees to Company's advisors, such as attorneys and accountants.
(2) The Intermediary will receive a number of Crowd Notes of the Issuer equal to two percent (2%) of the total number of Securities sold by the Issuer in the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C/A for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.ourlifefoods.com no later than 120 days after the end of the company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual

report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C/A is May 8, 2020.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and
6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C/A DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C/A, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

EVOLVE BANK & TRUST CO., THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED

HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C/A. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.ourlifefoods.com.

The Company must continue to comply with the ongoing reporting requirements until:
   1) the Company is required to file reports under Section 13(a) or Section 15(d) of the

Exchange Act;

2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C/A. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/A is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C/A does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C/A. This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C/A and the Exhibits hereto. Each prospective Investor is urged to read this Form C/A and the Exhibits hereto in their entirety.

Our Life Foods, Inc (the "Company") is a Delaware Corporation, formed on August 19, 2019 as the result of the conversion of Our Life Foods, LLC, a Delaware limited liability company that was formed on November 2, 2016 into the Company. The Company is currently also conducting business under its brand names, A Cajun Life and Swamp Pop.

The Company is located at 21720 SE Borges Road in Damascus, Oregon 97089.

The Company's website is www.ourlifefoods.com.

The information available on or through our website is not a part of this Form C/A. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C/A.

The Business

We are a manufacturer of consumer foods and products sold primarily business to business via wholesale trade and direct to retailers with some direct to consumer ecommerce sales. Our business model relies on the continued growth and success of existing brands and consumer products, as well as the creation of new products.

See Exhibit B – Company Summary – to this Form C/A for more information about the Company and its business plan. Exhibit B is incorporated into this Form C/A by this reference.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Total Crowd Note outstanding after Offering (if minimum amount reached)	$25,000
Maximum amount of Crowd Note	$107,000
Total Crowd Note outstanding after Offering (if maximum amount reached)	$107,000
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	May 18, 2020
Use of proceeds	See the description of the use of proceeds on page 26 hereof.
Voting Rights	See the description of the voting rights on page 40 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

The development and commercialization of our A Cajun Life and Swamp Pop brands is competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and thus may be better equipped than us to develop and commercialize products. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide raw materials and basic ingredients for our products.

We depend on these suppliers to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies from whom we acquire raw materials and basic ingredients do not provide such items which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two suppliers for a particular raw material or basic ingredients.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.

In certain instances, we rely on single or limited service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.

These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

We plan to implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Chris Fontenot who is CEO/Founder of the Company. The Company has or intends to enter into employment agreements with qualified applicants although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Chris Fontenot or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including trademarks in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.
The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.
Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.
The prices of the ingredients, packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of raw materials, crops or other commodities, fuel prices and government-sponsored agricultural and livestock programs. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations.

We use significant quantities of raw materials, food ingredients and other agricultural products as well as glass bottles, corrugated fiberboard and plastic packaging materials provided by third-party suppliers. We buy from a variety of producers and manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond our control. We do not have long-term contracts with many of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

Substantial disruption to production at our manufacturing and distribution facilities could occur.
A disruption in production at our third-party manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

Future product recalls or safety concerns could adversely impact our results of operations.
We may be required to recall certain of our products should they be mislabeled, contaminated, spoiled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

The consolidation of retail customers could adversely affect us.
Retail customers, such as supermarkets, warehouse clubs, and food distributors in our major markets, may consolidate, resulting in fewer customers for our business. Consolidation also

produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

Evolving tax, environmental, food quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.

Our activities or products, both in and outside of the United States, are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, including the U.S. Food and Drug Administration, U.S. Federal Trade Commission, the U.S. Departments of Agriculture, Commerce and Labor. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. The manufacturing, marketing and distribution of food products are subject to governmental regulation that control such matters as food quality and safety, ingredients, advertising, product or production requirements, labeling, import or export of our products or ingredients, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of our products. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

Significant additional labeling or warning requirements may inhibit sales of affected products.

Various jurisdictions may seek to adopt significant additional product labeling or warning requirements relating to the content or perceived adverse health consequences of our product(s). If these types of requirements become applicable to our product(s) under current or future environmental or health laws or regulations, they may inhibit sales of such products.

Growth rates higher than planned or the introduction of new products requiring special ingredients could create higher demand for ingredients greater than we can source.

Although we believe that there are alternative sources available for our key ingredients, there can be no assurance that we would be able to acquire such ingredients from substitute sources on a timely or cost effective basis in the event that current suppliers could not adequately fulfill orders, which would adversely affect our business and results of operations.

Inability to secure co-packers for our products could impair our operations and substantially reduce our financial results.

We rely on third parties, called co-packers in our industry, to produce our products. We currently have 4 co-packing agreements for our products. Our co-packing agreement with our principal co-packer was signed in 2018 and has an indefinite term unless either party provides notice of cancellation at least 30 calendar days prior to the end of the initial term or subsequent extension period. Our dependence on co-packer[s] puts us at substantial risk in our operations. If we lose this relationship and/or require new co-packing relationships for other products, we may be unable to establish such relationships on favorable terms, if at all.

Our business is substantially dependent upon awareness and market acceptance of our products and brands.

Our business depends on acceptance by both our end consumers as well as our independent distributors of our brands as beverage brands that have the potential to provide incremental sales growth rather than reduce distributors' existing beverage sales. We believe that the success of our product name brands will also be substantially dependent upon acceptance of our product name brands. Accordingly, any failure of our brands to maintain or increase acceptance or market penetration would likely have a material adverse effect on our revenues and financial results.

Reductions in sales of our products will have an adverse effect on our profitability and ability to generate cash to fund our business plan.

The following factors, among others, could affect continued market acceptance and profitability of our products:

- the introduction of competitive products;
- changes in consumer preferences among food products;
- changes in consumer eating and snacking habits, including trends away from certain categories, including major allergen-free, gluten-free and non-GMO products;
- changes in awareness of the social effects of food production;
- changes in consumer perception about trendy snack products;
- changes in consumer perception regarding the healthfulness of our products;
- the level and effectiveness of our sales and marketing efforts;
- any unfavorable publicity regarding our food products or similar products;
- any unfavorable publicity regarding our brand(s);
- litigation or threats of litigation with respect to our products;
- the price of our products relative to other competing products;
- price increases resulting from rising commodity costs;
- any changes in government policies and practices related to our products, labeling and markets;
- regulatory developments affecting the manufacturing, labeling, marketing or use of our products; and
- new science or research that disputes the healthfulness of our products.

Adverse developments with respect to the sale of our products would significantly reduce our net sales and profitability and have a material adverse effect on our ability to maintain profitability and achieve our business plan.

We currently depend exclusively on a few third-party co-manufacturers with one location to manufacture all of our products.

The loss of these co-manufacturers or the inability of these co-manufacturers to fulfill our orders would adversely affect our ability to make timely deliveries of our product and would have a material adverse effect on our business.

We rely, in part, on our third-party co-manufacturer[s] to maintain the quality of our products.
The failure or inability of these co-manufacturers to comply with the specifications and requirements of our products could result in product recall and could adversely affect our reputation. Our third-party co-manufacturers are required to maintain the quality of our products and to comply with our product specifications and requirements for certain certifications. Our third-party co-manufacturers are also required to comply with all federal, state and local laws with respect to food safety. Additionally, certain retail customers may require our third-party co-manufacturer to maintain minimum independent certifications, such as SQF Level 2 Certification or Hazard Analysis and Critical Control Points, or HACCP, certification. However, our third-party co-manufacturers may not continue to produce products that are consistent with our standards or that are in compliance with applicable laws, and we cannot guarantee that we will be able to identify instances in which our third-party co-manufacturer fails to comply with our standards or applicable laws. Any such failure, particularly if it is not identified by us, could harm our brand and reputation as well as our customer relationships. We would have these same issues with any new co-manufacturer, and they may be exacerbated due to the newness of the relationship. The failure of any manufacturer to produce products that conform to our standards could materially and adversely affect our reputation in the marketplace and result in product recalls, product liability claims and severe economic loss.

As a food production company, all of our products must be compliant with Food and Drug Administration (FDA) regulations.
We must comply with various FDA rules and regulations, including those regarding product manufacturing, food safety, required testing and appropriate labeling of our products. It is possible that regulations by the FDA and its interpretation thereof may change over time. As such, there is a risk that our products could become non-compliant with the FDA's regulations and any such non-compliance could harm our business.

Certain of our raw material contracts have minimum purchase commitments that could require us to continue to purchase raw materials even if our sales have declined.
We are contractually obligated to purchase a certain amount of raw materials from our suppliers even if we do not have the customer demand to sustain such purchases. The purchase of raw materials, which we are not able to convert into finished products and sell to our customers would have a negative effect on our business and results of operations.

If our brand or reputation is damaged, the attractive characteristics that we offer retailers may diminish, which could diminish the value of our business.
We are currently an attractive brand for our customers because our products are high quality and generate a high level of retail sales at a premium margin relative to their shelf space. This is due to both our premium price point and our sales velocity. If our brand or reputation is damaged for any reason, consumers may no longer be willing to pay a premium price for our products and we may no longer be able to generate a high sales velocity at our then-current prices. If we no longer offer these characteristics, retailers may decrease their orders of our products and downgrade the in-store placement of our products, which could have an adverse effect on our business and results of operations.

Product liability claims could adversely impact our business and reputation.
Our business exposes us to potential product liability risk, as well as warranty and recall claims that are inherent in the design, manufacture, sale and use of our products. We sell products in industries such as consumer foods where the impact of product liability risk is high. In the event

our products actually or allegedly fail to perform as expected and we are subject to such claims above the amount of insurance coverage, outside the scope of our coverage, or for which we do not have coverage, our results of operations, as well as our reputation, could be adversely affected. Our products may be subject to recall for performance or safety-related issues. Product recalls subject us to harm to our reputation, loss of current and future customers, reduced revenue and product recall costs. Product recall costs are incurred when we, either voluntarily or involuntarily, recall a product through a formal campaign to solicit the return of specific products due to a known or suspected performance issue. Any significant product recalls could have an adverse effect on our business and results of operations.

We may incur additional expenses and delays due to technical problems or other interruptions at our manufacturing facilities.
Disruptions in operations due to technical problems or other interruptions such as floods or fire would adversely affect the manufacturing capacity of our facilities. Such interruptions could cause delays in production and cause us to incur additional expenses such as charges for expedited deliveries for products that are delayed. Additionally, our customers have the ability to cancel purchase orders in the event of any delays in production and may decrease future orders if delays are persistent. Additionally, to the extent that such disruptions do not result from damage to our physical property, these may not be covered by our business interruption insurance. Any such disruptions may adversely affect our business and results of operations.

Any disruption in our information systems could disrupt our operations and would be adverse to our business and results of operations.
We depend on various information systems to support our customers' requirements and to successfully manage our business, including managing orders, supplies, accounting controls and payroll. Any inability to successfully manage the procurement, development, implementation or execution of our information systems and back-up systems, including matters related to system security, reliability, performance and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business and results of operations. Such disruptions may not be covered by our business interruption insurance.

The potential impact of failing to deliver products on time could increase the cost of our products.
In most instances, we guarantee that we will deliver a product by a scheduled date. If we subsequently fail to deliver the product as scheduled, we may be held responsible for cost impacts and/or other damages resulting from any delay. To the extent that these failures to deliver occur, the total damages for which we could be liable could significantly increase the cost of the products; as such, we could experience reduced profits or, in some cases, a loss for that contract. Additionally, failure to deliver products on time could result in damage to customer relationships, the potential loss of customers, and reputational damage which could impair our ability to attract new customers.

Many of our customers do not commit to long-term order fulfillment schedules, which makes it difficult for us to schedule production accurately and achieve maximum efficiency of our manufacturing capacity.
Many of our customers do not commit to firm production schedules and we continue to experience reduced lead-times in customer orders. Additionally, customers may change order fulfillment quantities or delay placing orders with little lead-time or advance notice. Therefore, we rely on and plan our production and inventory levels based on our customers' advance orders, commitments, or forecasts, as well as our internal assessments and forecasts of customer demand.

The variations in volume and timing of sales make it difficult to schedule production and optimize utilization of manufacturing capacity. This uncertainty may require us to increase staffing and incur other expenses in order to meet an unexpected increase in customer demand, potentially placing a significant burden on our resources. Additionally, an inability to respond to such increases may cause customer dissatisfaction, which may negatively affect our customers' relationships.

Further, in order to secure sufficient production scale, we may make capital investments in advance of anticipated customer demand. Such investments may lead to low utilization levels if customer demand forecasts change and we are unable to utilize the additional capacity. Additionally, we order materials and raw ingredients based on customer forecasts and orders, and suppliers may require us to purchase materials and raw ingredients in minimum quantities that exceed customer requirements, which may have an adverse impact on our results of operations. Such order fluctuations and deferrals may have an adverse effect on our business and results of operations.

We have substantial indebtedness and expect to incur substantial additional indebtedness.
We have a significant amount of indebtedness, which could materially adversely affect our business, financial condition and results of operations. As of December 31, 2019, we had approximately $347,865 in current liabilities mostly consisting of current payments on indebtedness and approximately $ 452,548 in long term liabilities, including convertible notes and related interest thereon. See "Capitalization and Ownership" below. We expect to incur additional indebtedness in connection with the expected growth of our business.

Our relatively high level of debt could have important consequences, including:
- making it more difficult for us to satisfy our obligations with respect to our debt and any failure to comply with the obligations of any of our debt instruments, including restrictive
- covenants and borrowing conditions, could result in an event of default under the agreements governing other indebtedness;
- requiring us to dedicate a substantial portion of our cash flow from operations to the payment of interest and the repayment of our indebtedness, thereby reducing funds available to us for other purposes;
- limiting our ability to obtain additional financing to fund future working capital, capital expenditures, business development or other general corporate requirements, including dividends;
- increasing our vulnerability to general adverse economic and industry conditions;
- making us more highly leveraged than some of our competitors, which may place us at a competitive disadvantage;
- restricting us from making strategic acquisitions, engaging in development activities or exploiting business opportunities;
- causing us to make non-strategic divestitures;
- exposing us to the risk of increased interest rates as certain of our borrowings may in the future be at variable rates of interest;
- limiting our flexibility in planning for and reacting to changes in our industry;
- impacting our effective tax rate; and
- increasing our cost of borrowing.

In addition, the agreements relating to our indebtedness have, and future agreements are expected, to contain restrictive covenants that will limit our ability to engage in activities that may be in our long-term best interest. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of substantially all of our indebtedness.

Risks Related to the Securities

The Crowd Note will not be freely tradable until one year from the initial purchase date. Although the Crowd Note may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Note. Because the Crowd Note have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Note have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Note may also adversely affect the price that you might be able to obtain for the Crowd Note in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

There is no present market for the Securities, and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C/A and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the intermediary or its affiliate, and, thus, will not have the right to vote on any matters coming before the shareholders of the Company for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors.
Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the intermediary or its affiliate to vote the

underlying securities that you will acquire upon conversion on all matters coming before the shareholders for a vote. The intermediary does not have any fiduciary duty to you to vote shares in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. With respect to Purchasers who invest less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Such Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or, with respect to those Purchasers who invest less than $25,000, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

A majority of the Company is owned by a small number of owners.
Prior to the Offering, the Company's CEO owns 66.10% of the voting securities of the Company on a fully diluted basis. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, our CEO may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Our CEO may have interests that are different from yours. For example, our CEO may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, our CEO could use his voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein.

Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

Affiliates of the Company, including officers, directors and existing shareholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.

There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C/A AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

We are a manufacturer of consumer foods and products sold primarily business to business via wholesale trade and direct to retailers with some direct to consumer ecommerce sales. Our business model relies on the continued growth and success of existing brands and consumer products, as well as the creation of new products.

Business Plan

Our business model relies on the continued growth and success of existing brands and products, as well as the creation of new products. The markets and industry segments in which we offer our products are highly competitive. We aim to leverage our marketing and online presence to acquire consumers at the "zero moment of truth" - when they are searching for information about a brand or product. We work collaboratively with our customers to improve the in-store presence of our products and win the "first moment of truth" - when a consumer is shopping in the store. We must also win the "second moment of truth" - when a consumer uses the product, evaluates how well it met his or her expectations, and decides whether it was a good value. We believe we must continue to provide new, innovative products and branding to the consumer in order to grow our business. Research and product development activities, designed to enable sustained organic growth, carry a high priority. While many of the benefits from these efforts may not be realized until future years, we believe these activities demonstrate our commitment to future growth. We develop and distribute our A Cajun Life and Swamp Pop brands to serve diverse audiences worldwide.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
A Cajun Life	Packaged Foods - seasonings, rubs, mixes, boxed meals	Retail
Swamp Pop	Craft Beverage - natural sodas	Retail

We are constantly researching and developing new flavors and varieties of our products, which we think might appeal to our customers. We currently offer 20+ varieties of our products and are hoping to expand our offerings to 25+ by the end of this year.

Our products are sold in several countries and territories around the world primarily through third party distributors, mass merchandisers, grocery stores, membership club stores, drug stores, and e-commerce.

Competition

Although we compete with all producers of food products generally, we believe that our main competition is from companies that produce products that exhibit Cajun or Louisiana-inspired flavors. The Company's primary competitors are Tony Chachere's, Zatarain's, and Slap Ya Mama

The markets in which our products are sold are competitive. Our products compete against a handful of similar products from large and small companies, including well-known global competitors; however, we are well-positioned in the industry segments and markets in which we operate. Product quality, attributes, performance, value and packaging are also important differentiating factors.

Customer Base

Our customers include mass merchandisers, grocery stores, membership club stores, drug stores, distributors, e-commerce and high-frequency stores.

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
5175407	Class 30	Logo Horizontal A CAJUN LIFE	July 28, 2016	April 4, 2017	USA
5175406	Class 30	Logo Round A Cajun Life	July 28, 2016	April 4, 2017	USA
5953591	Class 30	Word Mark: A Cajun Life	April 30, 2019	January 7, 2020	USA
87-119,814	Class 30	Word Mark: A Cajun Life As Good As It Gets	December 28, 2016	January 17, 2017	USA

Governmental/Regulatory Approval and Compliance

Our business has been and will continue to be subject to the Food and Drug Administration and various other U.S. laws and regulations. Failure to comply with these laws and regulations could subject us to administrative and legal proceedings and actions by these various governmental bodies.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 21720 SE Borges Road in Damascus, Oregon 97089.

The Company conducts business in Oregon and Louisiana.

The Company has the following subsidiaries:

Name	Entity Type	Location of Formation	Date of Formation	% Owned by Company
A Cajun Life, LLC	Limited Liability Company	Oregon	April 12, 2012	100.0%
Swamp Pop	Limited Liability Company	Louisiana	February 4, 2013	100.0%

Because this Form C/A focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

See Exhibit B – Company Summary – to this Form C/A for more information about the Company and its business plan. Exhibit B is incorporated into this Form C/A by this reference.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
General Marketing	60.00%	$15,000	14.02%	$15,000
Future Wages	0.00%	$0	76.64%	$82,000
New Innovation Launch	40.00%	$10,000	9.35%	$10,000
Total	**100.00%**	**$25,000**	**100.00%**	**$107,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C/A generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds if the Company's current needs or plans change from now to the time of actual funding.

DIRECTORS, OFFICERS AND EMPLOYEES

The directors, or managers, and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Chris Fontenot

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, CEO, President, Secretary – November 2016 to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CEO, Our Life Foods – November 2016 - present
  Defines business strategy and executes the vision of the company

Education Experience

Bachelor's Degree, Marketing – University of Louisiana at Monroe

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 1 employee in Oregon and Louisiana.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class A Common Stock
Amount authorized	27,225,000
Amount outstanding	9,700,000
Voting Rights	Full rights equal to one vote per share
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	66.1%

The Company has reserved 2,200,000 shares of Class A Common Stock for future grants pursuant to its Stock Incentive Plan.

Type of security	Series Seed Preferred Stock
Amount authorized	1,077,000
Amount outstanding	1,077,000
Voting Rights	One vote for each share of Class A Common Stock the Share of Series Seed Preferred Stock Converts into (currently one to one). Plus, additional protective provisions for specific items as indicated in the Certificate of Incorporation of the Company.
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	7.35%

Type of security	Class B Common Stock
Amount authorized	1,198,000
Amount outstanding	1,198,000
Voting Rights	No voting rights
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	8.16%

Type of security	Class C Common Stock
Amount authorized	500,000
Amount outstanding	500,000
Voting Rights	No voting rights except that the consent of the holders of the Class C Common Stock would be required if the Company were to create, authorize the creation of, or issue or obligate itself to issue shares of any class of capital stock that does not rank junior to the Class C Common Stock.
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Must buy out in April 2021
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	3.41%

Type of security	Convertible Notes
Amount outstanding	$182,325
Voting Rights	N/A
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	4.35% (estimated) Upon maturity (September – November 2021), noteholders may elect to convert outstanding principal and interest into Class A Common Stock using valuation cap of $4 million.

The Company has the following debt outstanding:

Type of debt	Bank loan
Name of creditor	LoanMe
Amount outstanding	$74,000.00
Interest rate and payment schedule	69%, Monthly payment $4,320
Amortization schedule	10 years
Describe any collateral or security	N/A
Maturity date	9/1/2028
Other material terms	N/A

Type of debt	Bank loan
Name of creditor	Loanbuilder
Amount outstanding	$41,000.00
Interest rate and payment schedule	N/A; Weekly payment $1,088
Amortization schedule	1 year
Describe any collateral or security	N/A
Maturity date	9/1/2020
Other material terms	N/A

Type of debt	Line of credit
Name of creditor	Wells Fargo
Amount outstanding	$4,800.00
Interest rate and payment schedule	11.25%; Monthly payment $100
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	N/A
Other material terms	N/A

Type of debt	Credit Card
Name of creditor	American Express
Amount outstanding	$17,467.00
Interest rate and payment schedule	20.74% APR; Monthly payment $550
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	N/A
Other material terms	N/A

Type of debt	Credit Card
Name of creditor	American Express
Amount outstanding	$15,750.00
Interest rate and payment schedule	16.74% APR; Monthly payment $400
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	N/A
Other material terms	N/A

Type of debt	Line of credit
Name of creditor	Wells Fargo
Amount outstanding	$19,000.00
Interest rate and payment schedule	9.75% APR; Monthly payment $300
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	N/A
Other material terms	N/A

Type of debt	Credit Card
Name of creditor	Chase
Amount outstanding	$9,750.00
Interest rate and payment schedule	17.24% to 25.99% APR; Monthly payment $300
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	N/A
Other material terms	N/A

Type of debt	Credit Card
Name of creditor	Wells Fargo
Amount outstanding	$9,500.00
Interest rate and payment schedule	Prime Rate + 13.24% to Prime Rate + 22.74%; Monthly payment of $250
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	N/A
Other material terms	N/A

Type of debt	Credit Card
Name of creditor	Capital One
Amount outstanding	$7,300.00
Interest rate and payment schedule	18.74% APR; Monthly payment $225
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	N/A
Other material terms	N/A

Type of debt	Line of credit
Name of creditor	Wells Fargo Home Equity Line of Credit
Amount outstanding	$25,500.00
Interest rate and payment schedule	8% interest rate; Monthly payment $200
Amortization schedule	15 years
Describe any collateral or security	Home Equity
Maturity date	September 2024
Other material terms	N/A

Type of debt	Credit Card
Name of creditor	US Bank
Amount outstanding	$1,700.00
Interest rate and payment schedule	10.24% to 26.74% APR; Monthly payment $50
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	N/A
Other material terms	N/A

Type of debt	Interest Only Loan
Name of creditor	Chawana Fontenot
Amount outstanding	$78,000.00
Interest rate and payment schedule	5.25% per annum; Monthly payment $250
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	Payable on demand
Other material terms	Additional 25% interest on unpaid principal and interest if sued upon or placed with an attorney or other agent for collection.

Type of debt	Convertible Notes
Amount outstanding	$182,325.00
Interest rate and payment schedule	6%
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	September through November 2021
Other material terms	N/A

Type of debt	Promissory Note
Name of creditors	John Petersen, Collin Cormier, Ralph Moras Jr., and Jack Cormier
Amount outstanding	$280,490.69
Interest rate and payment schedule	0%; 59 monthly installments of $4,674.84 and one payment of $4,675.13; Payments begin February 10, 2020
Amortization schedule	N/A
Describe any collateral or security	Personal guarantee
Maturity date	February 2025
Other material terms	N/A

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Preferred Stock	1,077,000	$150,000.00	Start-up Funds	12/01/2016	Rule 506(b)
Common Stock	1,198,000	$0.00	Services	01/06/2017	Rule 506(b) & 504(b)(1)
Common Stock	500,000	$50,000.00	Manufacturing	06/01/2018	Rule 506(b)
Convertible Notes	182,325	$182,325.00	Operations, Inventory	9/12/2019	Rule 506(b)

Ownership

A majority of the Company is owned by founder and CEO Chris Fontenot.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$489,576.00	-$145,487.00	$0.00

Operations

Our most recent financing in process and previous financing was nearly 3 years ago. We are currently focusing on growing our team to help accelerate growth. Profitability may be possible in 2020, but is dependent on cost to launch new lines and reinvestment in growth activities.

The Company intends to achieve profitability in the next 12 months by increasing distribution of our brands and building out a management team while simultaneously decreasing costs.

Liquidity and Capital Resources

The Offering proceeds are important to our operations. While not dependent on the Offering proceeds, the influx of capital is expected to assist in the achievement of our next milestones and expedite the realization of our business plan, specifically hiring of personnel and launching a new product line. Because we have already allocated the proceeds to a specific use dependent on the completion of this Offering, the proceeds will not have a material effect on our liquidity.

The Company does not have any additional sources of capital other than the proceeds from the Offering, potential credit card and commercial debt financing, and revenues from current operations.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C/A and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 107,000 of Crowd Note for up to $107,000.00. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by May 18, 2020 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The

Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $107,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Evolve Bank & Trust until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through MicroVenture Marketplace, Inc., the Intermediary. Below is information on the compensation being paid in connection with the Offering.

Commission/Fees

At the conclusion of the Offering, the Issuer shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing.

Stock, Warrants and Other Compensation

The Intermediary will receive a number of Crowd Notes of the Issuer equal to two percent (2%) of the total number of Securities sold by the Issuer in the Offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization

See "CAPITALIZATION AND OWNERSHIP" above.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive shares at some point in the future upon the occurrence of certain events.

Valuation Cap
$4,000,000.00 ($4 million)

Discount
20.0%

Conversion of the Crowd Notes.
Upon the occurrence of a Qualified Equity Financing the Crowd Notes will convert into Conversion Shares pursuant to the following:

a. If the investor is not a Major Investor, the Crowd Notes will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

b. If the investor is a Major Investor, the Company will convert the Crowd Notes into Conversion Shares prior to the closing of the Qualified Equity Financing.

"**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Shares following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Shares in connection with such sale (or series of related sales).

Conversion Mechanics. Company shall convert the Crowd Notes into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price. The issuance of Conversion Shares pursuant to the conversion of the Crowd Notes shall be upon and subject to the same terms and conditions applicable to the shares sold in the Qualified Equity Financing; provided, however, that if the investor is not a Major Investor, the investor shall receive shares of a Shadow Series with certain limited rights.

"**Conversion Shares**" shall mean with respect to a conversion of the Crowd Notes into the Company's Preferred Shares issued in the Qualified Equity Financing.

"**Shadow Series**" shall mean series of the Company's Preferred Shares that is identical in all respects to the Preferred Shares issued in the Qualified Equity Financing (e.g., if the Company sells

Series A Preferred Shares in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Shares), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price and the following additional differences:

  i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the shareholders of the Company (except for on matters required by law) by Irrevocable Proxy;

  ii. Shadow Series shareholders shall receive quarterly business updates from the Company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

"**Conversion Price**" with respect to a conversion pursuant to a Qualified Equity Financing shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per share for Preferred Shares by the investors in the Qualified Equity Financing, or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

"**Irrevocable Proxy**" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Shadow Series shareholder, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Shadow Series shareholder.

"**Major Investor**" shall mean any investor in Crowd Notes in which the Purchase Price is equal to or greater than $25,000.

"**Outstanding Principal**" shall mean the total of the Purchase Price.

Corporate Transaction

In the event of a Corporate Transaction, the Company shall notify the investor in writing of the terms of the Corporate Transaction.

  a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the investor shall receive the higher value received by either:

      i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

      ii. Obtaining the Corporate Transaction Payment.

  b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert the Crowd Notes into Conversion Shares pursuant to Conversion Mechanics described above.

"**Corporate Transaction**" shall mean:

  i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

  ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the shareholders of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the Company or the surviving or acquiring entity),

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting shares of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

"**Corporate Transaction Payment**" shall mean an amount equal to two times (2.0X) the Purchase Price. If there are not enough funds to pay the investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Purchasers in proportion to their Purchase Price.

Termination

The Crowd Notes will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under the Crowd Notes into Conversion Shares; or (b) the payment of amounts due to the investor pursuant to a Corporate Transaction.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the equity interest into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Voting and Control

The Securities do not have any voting rights. Further, upon conversion of the Crowd Notes into Conversion Shares, Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the members of the Company (except for on matters required by law) by Irrevocable Proxy.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the

Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Crowd Notes. The investor agrees to take any and all actions determined in good faith by the Company's Manager to be advisable to reorganize the instrument and any shares issued pursuant to the terms of the Crowd Notes into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of

10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Related Person/Entity	Chawana Fontenot
Relationship to the Company	Mother of owner; otherwise no relation to company
Total amount of money involved	$78,000.00
Benefits or compensation received by related person	Interest on loan
Benefits or compensation received by Company	Growth Capital
Description of the transaction	5.25% per annum; monthly payment of $250

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Chris Fontenot
(Signature)

Chris Fontenot
(Name)

CEO/Founder
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/Chris Fontenot
(Signature)

Chris Fontenot
(Name)

CEO/Founder
(Title)

May 8, 2020
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Chris Fontenot, being the founder of Our Life Foods, Inc, a Corporation (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2019 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2019, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2019, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Chris Fontenot
(Signature)

Chris Fontenot
(Name)

CEO/Founder
(Title)

May 8, 2020
(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Company Summary
Exhibit C   Subscription Agreement
Exhibit D   Crowd Note
Exhibit E   Pitch Deck
Exhibit F   Video Transcript
Exhibit G   Webinar Transcript

EXHIBIT A
Financial Statements

Our Life Foods, Inc.
A Delaware Corporation

Consolidated Financial Statements (Unaudited)
December 31, 2019 and 2018

OUR LIFE FOODS, INC.

TABLE OF CONTENTS

Page

CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) AS OF DECEMBER 31, 2019 AND 2018, AND FOR THE YEARS THEN ENDED:

Our Life Foods, Inc.
Consolidated Balance Sheets (Unaudited)
As of December 31, 2019 and 2018

	2019	2018
ASSETS		
Current Assets:		
Cash	$ 20,275	$ 3,953
Accounts receivable	60,422	24,264
Inventory	108,708	5,269
Due from related party	27,673	-
Note receivable	-	5,714
Total Current Assets	217,078	39,200
Non-Current Assets:		
Goodwill	128,090	-
Total Non-Current Assets	128,090	-
TOTAL ASSETS	$ 345,168	$ 39,200
LIABILITIES AND STOCKHOLDERS'/MEMBERS' EQUITY/(DEFICIT)		
Liabilities:		
Current Liabilities:		
Accounts payable	$ 113,481	$ 115,575
Dividends payable	10,323	4,323
Notes payable, net of unamortized discounts	224,061	72,961
Total Current Liabilities	347,865	192,859
Long-Term Liabilities:		
Class D membership units/Class C Common Stock (mandatorily redeeemable)	50,000	50,000
Convertible note	182,325	-
Accrued interest payable	3,057	-
Notes payable, net of current portion and unamortized discounts	217,166	67,669
Total Long-Term Liabilities	452,548	117,669
Total Liabilities	800,413	310,528
Members' Equity/(Deficit):	-	(271,328)
Stockholders' Equity/(Deficit):		
Series Seed Preferred Stock, $0.00001 par , 1,077,000 shares authorized, 1,077,000 and 0 shares issued and outstanding as of December 31 2019 and 2018, respectively	11	-
Class A Common Stock, $0.00001 par, 27,225,000 shares authorized, 9,700,000 and 0 shares issued and outstanding as of December 31, 2019 and 2018, respectively	97	-
Class B Common Stock, $0.00001 par, 1,198,000 shares authorized, 1,198,000 and 0 shares issued and outstanding as of December 31, 2019 and 2018, respectively	12	-
Additional paid-in capital	-	-
Accumulated deficit	(455,365)	-
Total Stockholders' Equity/(Deficit)	(455,245)	-
TOTAL LIABILITIES AND STOCKHOLDERS'/MEMBERS' EQUITY/(DEFICIT)	$ 345,168	$ 39,200

No assurance provided
See accompanying notes, which are an integral part of these consolidated financial statements.

Our Life Foods, Inc.
Consolidated Statements of Operations (Unaudited)
For the years ended December 31, 2019 and 2018

	2019	2018
Sales, net	$ 489,576	$ 382,988
Cost of goods sold	324,625	211,540
Gross profit	164,951	171,448
Operating Expenses:		
General and administrative	95,045	179,815
Sales and marketing	112,727	92,195
Total Operating Expenses	207,772	272,010
Loss from operations	(42,821)	(100,562)
Other Income/(Expense):		
Grant revenue	-	2,464
Interest expense - dividends	(6,000)	(4,323)
Interest expense	(96,666)	(51,986)
Total Other Income/(Expense)	(102,666)	(53,845)
Provision for income taxes	-	-
Net Loss	$ (145,487)	$ (154,407)

Our Life Foods, Inc.
Consolidated Statements of Changes in Stockholders'/Members' Equity/(Deficit) (Unaudited)
For the years ended December 31, 2019 and 2018

| | Our Life Foods, LLC | Our Life Foods, Inc. | | | | | | | | | |
| | Members' Equity/(Deficit) | Series Seed Preferred Stock | | Class A Common Stock | | Class B Common Stock | | Additional Paid-In Capital | Accumulated Deficit | Total Stockholders' Equity/(Deficit) |
		Shares	Amount	Shares	Amount	Shares	Amount			
Balance at December 31, 2017	$ (116,921)	-	$ -	-	$ -	-	$ -	$ -	$ -	$ -
Net loss	(154,407)	-	-	-	-	-	-	-	-	-
Balance at December 31, 2018	(271,328)	-	-	-	-	-	-	-	-	-
Member draws	(38,430)	-	-	-	-	-	-	-	-	-
Conversion to corporation	309,758	1,077,000	11	9,700,000	97	1,198,000	12	-	(309,878)	(309,758)
Net loss	-	-	-	-	-	-	-	-	(145,487)	(145,487)
Balance at December 31, 2019	$ -	1,077,000	$ 11	9,700,000	$ 97	1,198,000	$ 12	$ -	$ (455,365)	$ (455,245)

See accompanying notes, which are an integral part of these consolidated financial statements.

No assurance provided

- 4 -

Our Life Foods, Inc.
Consolidated Statements of Cash Flows (Unaudited)
For the years ended December 31, 2019 and 2018

	2019	2018
Cash Flows From Operating Activities		
Net Loss	$ (145,487)	$ (154,407)
Adjustments to reconcile net loss to net cash used		
in operating activities:		
Amortization of loan discount	53,524	17,538
Changes in operating assets and liabilities:		
(Increase)/Decrease in accounts receivable	(36,158)	(25,544)
(Increase)/Decrease in inventory	(103,439)	37,915
(Increase)/Decrease in due from related party	(27,673)	-
(Increase)/Decrease in note receivable	5,714	2,857
Increase/(Decrease) in accounts payable	(2,094)	1,595
Increase/(Decrease) in dividends payable	6,000	4,323
Increase/(Decrease) in accrued interest payable	3,057	-
Net Cash Used In Operating Activities	(246,556)	(115,723)
Cash Flows From Financing Activities		
Proceeds from notes agreement, net of repayments	118,983	62,934
Proceeds from convertible notes	182,325	-
Proceeds from issuance of Class D membership units	-	50,000
Member draw	(38,430)	-
Net Cash Provided By Financing Activities	262,878	112,934
Net Change In Cash	16,322	(2,789)
Cash at Beginning of Period	3,953	6,742
Cash at End of Period	$ 20,275	$ 3,953
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ 92,647	$ 50,593
Cash paid for income tax	$ -	$ -

No assurance provided
See accompanying notes, which are an integral part of these consolidated financial statements.

Our Life Foods, Inc.
Consolidated Notes to the Financial Statements (Unaudited)
As of December 31, 2019 and 2018 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

Our Life Foods, Inc. and subsidiaries (the "Company"), is a corporation organized November 2, 2016 under the laws of Delaware, originally as a Delaware limited liability company, which was converted to a corporation on August 19, 2019.

The Company has a wholly owned subsidiary, A Cajun Life, LLC, a limited liability company organized on April 9, 2012 under the laws of Oregon. A Cajun Life, LLC was acquired on August 19, 2019 commensurate with the conversion to a corporation. It was under common control of Our Life Foods, Inc. prior to the acquisition and conveyed to Our Life Foods, Inc. for no consideration.

Swamp Pop LLC is a Louisiana limited liability company formed February 4, 2013. The Company acquired 100% of the membership interests of Swamp Pop LLC in an acquisition transaction on December 20, 2019 making Swamp Pop LLC a wholly owned subsidiary. See further discussion in Note 8.

The Company manufactures and sells authentic Cajun food and lifestyle products and premium sugarcane soda to consumers.

NOTE 2: GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred net losses of $145,487 and $154,407 for the years ended December 31, 2019 and 2018, respectively, incurred negative cash flows from operating activities for the years ended December 31, 2019 and 2018, has accumulated deficits of $455,365 as of December 31, 2019, has limited liquid assets with just $20,275 of cash as of December 31, 2019, and has a working capital deficit of $130,787 as of December 31, 2019. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Basis for Consolidation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company converted from a Delaware limited liability company to a Delaware corporation during 2019, these consolidated financial statements present all activity before and after the conversion. These consolidated financial statements include all accounts of Our Life Foods, Inc. and its subsidiaries: A Cajun Life, LLC and Swamp Pop LLC. All significant intercompany transactions have been eliminated in consolidation.

Our Life Foods, Inc.
Consolidated Notes to the Financial Statements (Unaudited)
As of December 31, 2019 and 2018 and for the years then ended

In accordance with ASC 805-50-45-5, for transactions between entities under common control, financial statements and financial information presented for prior periods should be retroactively adjusted to furnish comparative information. While A Cajun Life, LLC was acquired in August 2019, as it was under common control this acquisition was recognized retroactively in these financial statements for all periods presented as if the acquisition occurred on December 31, 2017.

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts and are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance and current economic conditions. The Company wrote off $0 and $56,231 of its accounts receivable for the years ended December 31, 2019 and 2018, respectively. The Company has determined an allowance on its accounts receivable is not necessary as of December 31, 2019 or 2018.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the weighted average cost method. The inventory balances as of December 31, 2019 and 2018 consists of raw materials and finished products, consisting of the following:

	2019	2018
Raw materials	$ 22,857	$ -
Finished goods	85,851	5,269
Total inventory	$ 108,708	$ 5,269

The Company regularly evaluates inventory for possible impairment and estimate inventory market value based on several subjective assumptions including estimated future demand and market conditions, as well as other observable factors such as current sell-through of the Company's products, recent changes in product demand, global and regional economic conditions, historical

Our Life Foods, Inc.
Consolidated Notes to the Financial Statements (Unaudited)
As of December 31, 2019 and 2018 and for the years then ended

experience selling through liquidation and price discounted channels, and the amount of inventory on hand. If the estimated inventory market value is less than its carrying value, the carrying value is adjusted to market value and the resulting impairment charge is recorded in costs of net revenues in the statements of operations.

Capital Assets

Property and equipment are recorded at cost. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The Company has recorded no property or equipment as of December 31, 2019 and 2018.

Goodwill

Goodwill arising from the acquisition of subsidiaries is measured at cost less accumulated impairment losses. Goodwill from the acquisition of Swamp LLC Pop has been recognized as the excess of fair value of consideration transferred amounting to $308,188 over the fair value of identifiable net assets of $180,098, resulting to a goodwill of $128,090.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. The Company did not record any impairment losses on long-lived assets during the years ended December 31, 2019 or 2018.

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the

Our Life Foods, Inc.
Consolidated Notes to the Financial Statements (Unaudited)
As of December 31, 2019 and 2018 and for the years then ended

note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Accounting for Preferred Stock

ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity (including equity shares issued by entities) classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity. Management is required to determine the presentation for the preferred stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, liability accounting is not required by the Company. The Company has presented preferred stock within stockholders' equity/(deficit).

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

No assurance provided

Our Life Foods, Inc.
Consolidated Notes to the Financial Statements (Unaudited)
As of December 31, 2019 and 2018 and for the years then ended

Revenue Recognition

The Company recognizes revenue when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the consolidated financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized.

The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements. The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

From its inception until August 19, 2019 the Company was subject to taxation as a limited liability company, and therefore was treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the members. As such, no recognition of federal or state income taxes for the Company have been provided for in the accompanying consolidated financial statements during that period.

For the period after the August 19, 2019 conversion, the Company was taxed as a corporation. The Company has a net operating loss carryforward of $141,213 as of December 31, 2019. The Company used its estimated combined effective tax rate, which is estimated to be 27%, to derive a net deferred tax asset of $38,133 as of December 31, 2019 resulting from its net operating loss carryforwards and other book-to-tax differences. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforward before it begins to expire in 2039, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

The Company files U.S. federal and state income tax returns. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

Our Life Foods, Inc.
Consolidated Notes to the Financial Statements (Unaudited)
As of December 31, 2019 and 2018 and for the years then ended

NOTE 4: STOCKHOLDERS' EQUITY (DEFICIENCY)

LLC Membership Interests

Through August 19, 2019, Our Life Foods, LLC was a limited liability company with its membership interests denoted as Class A, Class B, Class C, and Class D membership units. Our Life Foods, LLC authorized 9,700 Class A membership units, 1,077 Class B membership units, 1,198 Class C membership units, and 500 Class D membership units.

During the year ended December 31, 2018, Our Life Foods LLC issued 500 Class D membership units at $100 per unit, providing cash proceeds of $50,000. On April 8, 2021, the Company is required to redeem the Class D membership units at a price per unit of $100.00 plus all accrued and compounded and unpaid dividends. The Class D membership units are treated as a liability due to the mandatory redemption provision. The holders of Class D membership units are entitled to a quarterly cash dividend at a rate of 12% per annum of the Class D membership units original issuance price ($100.00 per unit), commencing April 2018. Such dividends are accrued if not paid quarterly, and compound quarterly. The preferred return is treated as a component of interest expense as the Class D membership units are treated as debt for accounting purposes. Dividends of $4,323 were declared for the year ended December 31, 2018. As no dividends were paid in 2018, dividends payable was $4,323 as of December 31, 2018. The same terms apply to the Class C Common Stock to which the Class D membership units were exchanged into in the 2019 conversion.

As of December 31, 2018, Our Life Foods, LLC had 9,700 Class A membership units, 1,077 Class B membership units, 1,198 Class C membership units, and 500 Class D membership units issued and outstanding.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

Stockholders' Equity

On August 19, 2019, Our Life Foods, LLC (Delaware limited liability company) converted to Our Life Foods, Inc. (Delaware corporation). Under this conversion, 9,700, 1,077, 1,198, and 500 of the Class A, B, C, and D membership units, respectively, outstanding in Our Life Foods, LLC were converted at a 1,000-to-1 rate into 9,700,000, 1,077,000, 1,198,000, and 500,000 shares of Our Life Foods, Inc.'s Class A Common Stock, Series Seed Preferred Stock, Class B Common Stock, and Class C Common Stock, respectively. The original issuance prices for the Series Seed Preferred Stock, Class B Common Stock, and Class C Common Stock were adjusted at $0.13928, $0.12521, and $0.10, respectively.

Our Life Foods, Inc. authorized 28,923,000 shares of $0.00001 par value common stock and 1,077,000 shares of $0.00001 par value preferred stock. The common stock was designated as 27,225,000 shares of Class A Common Stock, 1,198,000 shares of Class B Common Stock, and 500,000 shares of Class C Common Stock. The preferred stock was designated as 1,077,000 shares of Series Seed Preferred Stock.

Our Life Foods, Inc.
Consolidated Notes to the Financial Statements (Unaudited)
As of December 31, 2019 and 2018 and for the years then ended

As of December 31, 2019, 9,700,000, 1,077,000, 1,198,000, and 500,000 shares of Our Life Foods, Inc.'s Class A Common Stock, Series Seed Preferred Stock, Class B Common Stock, and Class C Common Stock were issued and outstanding, respectively.

Holders of Class A Common Stock have voting rights of 1 vote per share. Class A Common Stock and Class B Common Stock do not have voting rights. Holders of Series Seed Preferred Stock are entitled to vote with holders of Class A Common Stock on an as-converted basis.

The voting, dividend, and liquidation rights of the holders of the Class A Common Stock and Class B Common Stock are subject to and qualified by the rights of the preferred stock. The voting, dividend, liquidation, and all other rights of the holders of Class C Common Stock are superior to the rights, power, and preferences of the holders of any other class of the Company's stock, including preferred stock. The Company may not make any distributions to any holder of any class of stock unless and until the holders of Class C Common Stock have been repaid their original issuance price ($0.10 per share) plus and including the repayment of all accrued, unpaid, and compounded dividends. No holder of any class of any stock of the Company may sell any of its stock until the Class C Common Stock has been redeemed, together with full payment of all accrued and compounded and unpaid dividends.

On April 8, 2021, the Company is required to redeem the Class C Common Stock at a price per share of $0.10 plus all accrued and compounded and unpaid dividends. The Class C Common Stock is treated as a liability due to the mandatory redemption provision.

The holders of Class C Common Stock are entitled to a quarterly cash dividend at a rate of 12% per annum of the Class C original issuance price ($0.10 per share), commencing April 2018. Such dividends are accrued if not paid quarterly, and compound quarterly. These dividends are treated as a component of interest expense as the Class C Common Stock is treated as debt for accounting purposes. Dividends of $6,000 were declared for the year ended December 31, 2019. As no dividends have been paid to date including the $4,323 of dividends accrued on the Class D membership units before conversion to Class C Common Stock, dividends payable was $10,323 as of December 31, 2019.

If and upon a liquidation of the Company on or prior to April 8, 2021 (the Class C Redemption Date) or thereafter as long as the Class C Common Stock have not been redeemed, the holders of Class C Common Stock are entitled a liquidation preference to all other stockholders of the Company equal to the Class C original issuance price of $0.10 per share plus any accrued and compounded but unpaid dividends. The total liquidation preference was $50,000 as of December 31, 2019. After satisfaction of such obligations, the holders of Series Seed Preferred Stock and Class A Common Stock are paid pro rata out of the remaining assets up to an aggregate of $1,500,000. Any remaining assets thereafter are to be distributed pro rata among holders of Series Seed Preferred Stock, Class A Common Stock, and Class B Common Stock on an as-converted basis.

If and upon a liquidation of the Company after the redemption of the Class C Common Stock, the holders of Series Seed Preferred Stock and Class A Common Stock are paid pro rata out of the assets available for distribution up to an aggregate of $1,500,000. Any remaining assets thereafter are to be distributed pro rata among holders of Series Seed Preferred Stock, Class A Common Stock, and Class B Common Stock on an as-converted basis.

Our Life Foods, Inc.
Consolidated Notes to the Financial Statements (Unaudited)
As of December 31, 2019 and 2018 and for the years then ended

Holders of Series Seed Preferred Stock and Class C Common Stock are entitled to certain protective provisions, as defined in the Company's articles of incorporation.

Series Seed Preferred Stock have an optional conversion right into Class A Common Stock at a 1:1 dilution protected rate. There is a mandatory conversion of all preferred stock into common stock if an upon a qualifying initial public offering (as defined in the Company's articles of incorporation).

Stock Plan - Corporation

In August 2019, the Company approved its 2019 Equity Incentive Plan (the "Plan") to provide employees, officers, non-employee directors, contractors, and consultants to the Company with stock based awards. The Company has reserved 2,200,000 shares of Class A Common Stock for issuance under the Plan as of December 31, 2019. No stock based awards have been granted under the Plan as of December 31, 2019. 2,200,000 shares remain available for issuance as of December 31, 2019.

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

Stock Plan – Limited Liability Company

In 2017, the Company approved its 2017 Profits Interest Plan and reserved 1,198 Class C Membership Units for issuance under the Plan. In 2017, 1,198 Class C Membership Units were issued under this plan. This plan was terminated effective August 19, 2019 with the conversion to a corporation.

Our Life Foods, Inc.
Consolidated Notes to the Financial Statements (Unaudited)
As of December 31, 2019 and 2018 and for the years then ended

NOTE 5: FINANCING AGREEMENTS

Lines of Credit

In 2016-2019, the Company entered into several line of credit agreements with several banks which impose interest rates from 2.70%-31.15% applied on the principal amount depending upon the type of transaction. Interest expense on these lines of credits was $29,396 and $31,607 for the years ended December 31, 2019 and 2018, respectively. The total unpaid balance was $111,201 and $115,032 as of December 31, 2019 and 2018, respectively. The balances are due within a year and are therefore classified as current liabilities.

Convertible Notes

During 2019 the Company issued four convertible notes for total principal of $182,325. The notes mature after two year terms, and bear interest at 6%. No payments are required until maturity. The convertible notes payable are subject to automatic conversion upon the next qualified equity financing (as defined in the note agreements) of $2,000,000 or more, or optional conversion upon a non-qualified financing at the holders' election. The conversion price on this conversion feature is a 20% discount to pricing in the triggering equity financing or the share price implied by a valuation cap of $4,000,000 on the Company's fully diluted capital. The notes are also optionally convertible at maturity, where the conversion price under this conversion feature is at the share price implied by a valuation cap of $4,000,000 on the Company's fully diluted capital. If there is a company sale (as defined in the agreement), the holders of the convertible notes may elect to convert to common stock at the price per share implied by a valuation cap of $4,000,000 on the Company's fully diluted capital or take payment of 150% of the then outstanding principal plus accrued interest. The Company reviewed these notes for beneficial conversion features and determined the notes did not require discount for beneficial conversion features at the issuance dates.

The Company incurred interest expense of $3,057 for the year ended December 31, 2019 related to these notes, all of which is accrued and unpaid. The unpaid unconverted principal balance was $182,325 as of December 31, 2019.

Notes Payable

On August 29, 2019, the Company entered in a 1-year term loan agreement with Loan Builder in the amount of $50,000, bearing interest at 13.20% with a required monthly principal and interest payment of $1,088. Total interest expense on this loan was $3,503 for the year ended December 31, 2019. The unpaid principal balance was $35,852 as of December 31, 2019.

In 2017-2018, the Company borrowed funds from a related party totaling to $25,000. On February 11, 2019, the Company entered in a loan agreement with this related party in the amount of $78,000, which includes the $25,000 previously borrowed funds, bearing interest at 5.25% and payable on demand. Total interest expense on this loan was $2,352 for the year ended December 31, 2019. The unpaid principal balance was $78,000 and $25,000 as of December 31, 2019 and 2018, respectively.

On August 2, 2018, the Company entered in a 10-year term loan agreement with LoanMe, Inc. in the amount of $75,000, bearing interest at 69.00% with a required monthly principal and interest payment of $4,133. The total payment to be made by the Company is $522,178 for the whole term

Our Life Foods, Inc.
Consolidated Notes to the Financial Statements (Unaudited)
As of December 31, 2019 and 2018 and for the years then ended

of this loan. The Company recorded discount on this loan amounting to $447,178, to be amortized using the effective interest method to interest expense over the life of the loan. The Company also incurred loan fees amounting to $7,500, which was also recorded as discount. For the years ended December 31, 2019 and 2018, $52,577 and $17,538 of these discounts were amortized to interest expense, leaving an unamortized balance of $384,563 and $437,140, all respectively. Total payments to be made by the Company amounted to $445,605 and $504,912 as of December 31, 2019 and 2018, respectively.

In 2018, the Company entered into several short-term loan agreement with Kabbage, Inc. in the amount of $51,200, with 3.5%-4.5% fee applied to the principal amount. Principal and associated interest to be paid 3-5 months after funding. Interest expense on these loans totaled $10,620 for the year ended December 31, 2018. The unpaid principal balance was $16,700 and unpaid interest was $1,103 as of December 31, 2018.

In 2019, the Company entered into several short-term loan agreement with Kabbage, Inc. in the amount of $50,100, with 3.5%-4.5% fee applied to the principal amount. Principal and associated fee to be paid 1.5-3 months after funding. Interest expense on these loans totaled $2,447 for the year ended December 31, 2018. The unpaid principal balance was $16,700 and unpaid interest was $251 as of December 31, 2019.

In 2016, the Company entered into several short-term loan agreement with Social Finance, Inc. in the amount of $42,756, bearing interest at 12% with a varying monthly principal and interest payment of $721. Total interest expense on this loan was $2,386 and $268 for the years ended December 31, 2019 and 2018. Total unpaid principal and interest balance was $0 and $30,055 as of December 31, 2019 and 2018, respectively.

Acquisition Promissory Notes

In conjunction with the acquisition transaction described in Note 8, the Company issued a promissory notes for: 1) $59,756 to a previous owner of Swamp Pop payable within 30 days of the closing date (January 2020); 2) $59,753 to a previous owner of Swamp Pop payable within 30 days of the closing date (January 2020); 3) $280,491 promissory note to the sellers payable in 60 monthly installments of $4,675 commencing in January 2020. Prepayment is allowed without penalty and the loan bears no interest. Upon a default of the loan terms, the loan becomes payable immediately in full. The Company's founder and CEO is a personal guarantor on the note. The $280,491 promissory note was discounted using the Company's weighted average incremental borrowing rate of 16.86%. The discount related to this promissory was $91,811, to be amortized using the effective interest method to interest expense over the life of the note. For the year ended December 31, 2019, $947 of this discount was amortized to interest expense, leaving an unamortized balance of $90,864. Future payment obligations under this note for the years ended December 31, 2020, 2021, 2022, 2023, and 2024 are $56,100 for each year.

NOTE 6: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have

Our Life Foods, Inc.
Consolidated Notes to the Financial Statements (Unaudited)
As of December 31, 2019 and 2018 and for the years then ended

a material adverse effect on its business, financial condition or results of operations.

NOTE 7: RELATED PARTY ADVANCE

The Company advanced funds to the Company's founder and CEO. The amounts due to this related party as of December 31, 2019 and 2018 were $27,673 and $0, respectively.

NOTE 8: ACQUISITIONS

On December 20, 2019, the Company acquired Swamp Pop LLC, Louisiana limited liability company (Swamp Pop), through a membership interest purchase agreement. The acquisition was accounted for using the acquisition method, in which acquired assets and liabilities are recorded at fair value. The Company agreed to pay a gross total of $400,000 to the previous owners of Swamp Pop for 100% membership interest in Swamp Pop. The Company paid the purchase price through the issuance of three promissory notes: 1) $59,756 to a previous owner of Swamp Pop payable within 30 days of the closing date (January 2020); 2) $59,753 to a previous owner of Swamp Pop payable within 30 days of the closing date (January 2020); 3) $280,491 promissory note to the sellers payable in 60 monthly installments of $4,675 commencing in January 2020. Prepayment is allowed without penalty. Upon a default of the loan terms, the loan becomes payable immediately in full. The Company's founder and CEO is a personal guarantor on the note. The present value of $280,491 promissory note at the date of acquisition was $188,679, which was discounted using the Company's weighted average incremental borrower's rate of 16.86%. See Note 5 for further discussion of this note.

After this adjustment, the fair value of the consideration paid in this acquisition was $308,188. The Company received assets valued at $182,629 and liabilities totaling $2,531 in the acquisition, and therefore recorded goodwill of $128,090 at the acquisition date.

The Company assesses the goodwill annually for impairment and determined that as of December 31, 2019 no impairment charge should be recorded against the goodwill.

NOTE 9: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, *Revenue from Contracts with Customers*, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. The Company adopted this new standard effective January 1, 2018.

Our Life Foods, Inc.
Consolidated Notes to the Financial Statements (Unaudited)
As of December 31, 2019 and 2018 and for the years then ended

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2020, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 10: SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 21, 2020, the date the consolidated financial statements were available to be issued. Based on the evaluation, no material events were identified which require adjustment or disclosure.

EXHIBIT B
Company Summary



MicroVentures



OUR LIFE
FOODS

Company: Our Life Foods, Inc.

Market: Consumer Packaged Goods

Product: Line of Cajun-inspired packaged foods and beverages

Company Highlights

- Products sold in Walmart, Albertsons, Dollar Tree, H-E-B, Fred Meyer, Kroger, Publix, Meijer, and Safeway
- Generated revenue of $489,576 in 2019
- Roughly 357,000 units sold since 2017
- Completed acquisition of Swamp Pop, a Louisiana-inspired soda company, in December 2019

EXECUTIVE SNAPSHOT

Founded in 2016, Our Life Foods is a consumer packaged goods company offering Louisiana-inspired boxed meal kits, seasonings, rubs, mixes, and sodas to consumers looking for authentic Cajun products. Founded by Chris Fontenot, a Louisiana native, Our Life Foods started as a part-time endeavor, with recipes created by Chris and his wife Hillary, for their food cart in Damascus, Oregon. In 2019, the company sold over 160,000 units of its products, and has expanded distribution to almost 2,800 locations across the U.S., Canada, and Australia. The company's products can be found in retailers like Walmart, Albertsons, Dollar Tree, H-E-B, Fred Meyer, Kroger, Publix, Meijer, and Safeway. Other notable company information includes:

- Completed acquisition of Swamp Pop, a Louisiana-based soda company, in December 2019.
- Participated in the Portland class of Starve Ups, an Oregon-based startup accelerator whose past member companies have raised $567 million and have achieved 30 exits netting $1.06 billion in shareholder value.[i]
- Plans to use the proceeds of the raise to increase marketing spend to drive brand recognition, hire an experienced executive to help manage growth, and fund the launch of its proposed line of frozen, single-serve entrees.





*You are investing in Crowd Notes in this offering. Perks are meant to be a thank you from the company for investing. The perks below, subject to Regulation CF investment limits, are not inclusive of lower dollar amount perks, except where otherwise noted.

$250: A Cajun Life 5 Blends Seasoning Pack + Swamp Pop 12 Pack Assortment + A Cajun Life T-Shirt

$500: A Cajun Life Complete Combo Pack + Swamp Pop 12 Pack Assortment + A Cajun Life T-Shirt

$1,000: A Cajun Life Complete Combo Pack + Swamp Pop 12 Pack Assortment + A Cajun Life T-Shirt + 10% off all future online purchases for one year

$2,500: A Cajun Life Complete Combo Pack + Swamp Pop 12 Pack Assortment + A Cajun Life T-Shirt + 20% off all future online purchases for three years

$5,000: A Cajun Life Complete Combo Pack + Swamp Pop 12 Pack Assortment + A Cajun Life T-Shirt + 30% off all online purchases for five years

COMPANY SUMMARY

Opportunity


Chris' story starts in his hometown of Eunice, Louisiana – the heart of Cajun Country. As adults, Chris and his wife ended up in Oregon, but they never lost the craving for true, authentic Cajun food. After sharing their recipes with friends, they were encouraged to bring Cajun products to a broader audience. That's when A Cajun Life was born. Built around food, family, and friends, the company started as a small, part-time food cart in Damascus, Oregon, with the products quickly reaching four restaurant locations. After noticing increasing growth and demand for their line of packaged goods, Chris decided to focus exclusively on developing and scaling a business around the line of products, starting Our Life Foods. Today, Chris is running the company with a vision of bringing great tasting authentic Cajun food and lifestyle



products to homes across the globe. Blended and packaged within minutes of Chris' hometown, Our Life Foods' products aim to provide the authentic Cajun flavor Chris feels is missing from most "Cajun" products on the market.

Today, Our Life Foods has expanded distribution to almost 2,800 store locations, including major retailers like Walmart, Kroger, H-E-B, Publix, and Meijer. The company recently acquired Swamp Pop, a Louisiana-inspired soda company, to include beverages under its umbrella of Cajun-style consumer products. To further bolster its portfolio of consumable offerings, the company plans to launch a line of frozen, single-serving entrees, as well as a line of snack foods.

Product

Our Life Foods offers its series of consumer food and beverage products through its two brands, A Cajun Life and Swamp Pop. Through A Cajun Life, the company produces an assortment of boxed meals and spice, rub, boil, and frying mixes. Since acquiring Swamp Pop in late 2019, Our Life Foods has expanded its product offerings to include a line of Louisiana-inspired cane sugar sodas.



Box Meals

A Cajun Life's boxed meal kits were created to provide almost everything a person needs to create authentic Cajun dishes. Each dish is designed to be prepared quickly (between 30 and 45 minutes) and requires just a few ingredients not included in the box (a recommended protein and water). For two of the company's three mixes, customers can also use an Instant Pot or rice cooker to make the preparation process even easier. Each boxed meal, once fully prepared, is meant to serve up to six people. Currently, A Cajun Life offers the following boxed meal kits:









A CAJUN LIFE
Jambalaya Mix

A CAJUN LIFE
Red Beans & Rice Mix

A CAJUN LIFE
Gumbo Mix

Jambalaya Mix

MSG and gluten-free, the jambalaya mix requires water, butter, oil, and either chicken, sausage, seafood, or a combination of proteins to prepare.

Red Beans and Rice Mix

MSG and gluten-free, the red beans and rice mix requires just water and sausage/tasso to prepare.

Gumbo Mix

Containing no MSG, the gumbo mix requires just water and a protein to create (recommended to serve over rice).







A CAJUN LIFE
Jambalaya Mix

Rubs and Seasonings

In addition to boxed meal kits, the company offers an all-purpose seasoning blend, as well as four specialized rubs. Each seasoning and rub is non-GMO, gluten-free, and MSG free. Currently, A Cajun Life offers the following spices and rubs:







All Purpose Cajun Seasoning

Use on anything from Popcorn to Pork, Steak to Shrimp, Crawfish to Gator, and everything in between.

Ingredients: Salt, Spices, Dextrose, Granulated Garlic, Granulated Onion, Paprika, Chili Powder (chili peppers, spices, salt, garlic powder, silicon dioxide), Tri-Calcium Phosphate (to prevent caking)

Mesquite BBQ Rub

Just the right amount of flavor and spices to help make every dish taste professionally barbequed!

Ingredients: Sugar, Salt, Mesquite Powder, Chili Powder (Chili Peppers, Spices, Salt, Garlic Powder, Silicon Dioxide), Spices, Oleoresin Paprika, Paprika, Granulated Garlic, Silicon Dioxide (to prevent caking) Vegetable Oil

Chicken, Seafood, and Blackening Rub

Provides flavorful seasoning for chicken, seafood, and other proteins.

Ingredients:

Blackening – Paprika, Salt, Granulated Garlic, Granulated Onion, Sugar, Spices

Chicken – Salt, Granulated Garlic, Black Pepper, Dextrose, Granulated Onion, Paprika, Red Pepper, Lemon Powder, Chili Powder (Chili Peppers, Spices, Salt, Garlic Powder, Silicon Dioxide), Lime Juice Powder, Red Bell Pepper Granules, less than 2% Tri-Calcium Phosphate (to prevent caking), Citric Acid, Parsley Granules, Lemon Oil

Seafood – Salt, Granulated Garlic, Black Pepper, Dextrose, Granulated Onion, Paprika, Red Pepper, Lemon Powder, Chili Powder (Chili Peppers, Spices, Salt, Garlic Powder, Silicon Dioxide,) Lime Juice Powder, Red Bell Pepper Granules, Tri-Calcium Phosphate (to prevent caking), Citric Acid, Parsley Granules, Lemon Oil





Mixes

A Cajun Life also offers four mixes: seafood boil, fish fry, chicken fry, and hush puppy mix. Each one pound bag of mix is non-GMO and MSG-free.





Seafood Boil	Fish Fry

Simply add water and follow directions for amount on bag for a well-seasoned boil. Use with crawfish, crabs, shrimp, and more.

Ingredients: Salt, Spices, Granulated Garlic, Paprika, Crab Spice (Water, Polysorbate 80, Natural Flavor, Propylene Glycol, Xanthan Gum)

Pre-seasoned for convenience, simply add your favorite seafood item, coat, and fry!

Ingredients: Corn Flour, Salt, Corn Meal, Lemon Powder, Black Pepper, Dextrose, Granulated Garlic, Granulated Onion, Paprika, Red Pepper, Chili Powder (Spices, Salt, Garlic Powder & Silicon Dioxide), less than 2% Tri-Calcium Phosphate (to prevent caking)





A CAJUN LIFE
chicken FRY
CHICKEN BREADING MIX

Chicken Fry

Pre-seasoned for convenience, simply add your favorite cut of chicken, pork or meat, coat, and bake or fry!

Ingredients: All-Purpose Flour, (bleached wheat flour, malted barley flour, niacin, reduced iron, thiamine, mononitrate, riboflavin, folic acid), Salt, Red Pepper, Granulated Onion, Black Pepper



A CAJUN LIFE
hush puppy MIX
SEASONED CORNMEAL MIX

Hush Puppy Mix

Simply mix, roll into balls, and fry. It's that easy!

Ingredients: Corn Meal, Bleached Flour, Sugar, Baking Powder, Granulated Garlic, Dehydrated Onion, Dehydrated Jalapeno Pepper, Baking Soda, Dehydrated Red Bell Pepper, Red Pepper, Salt, Dehydrated Green Onion, Black Pepper

Swamp Pop

Inspired by the history of southern Louisiana and sweetened using real Louisiana cane sugar, Swamp Pop sodas are Our Life Foods' first consumer beverage products. Acquired in late 2019, Swamp Pop currently offers the following flavors:



SWAMP POP

Noble Cane Cola

A traditional herbal cola enhanced with subtle flavors of plump fig, Noble Cane Cola is a delicious southern twist on an age-old favorite.



SWAMP POP

Jean Lafitte Ginger Ale

The perfect ginger kick combined with the refreshing flavor of cucumber.



SWAMP POP

Praline Cream Soda

Delicious brown sugar, toasty butter, and pecan flavors combined with a traditional cream soda recipe.



SWAMP POP
SATSUMA FIZZ

Satsuma Fizz

Captures the sweet, aromatic essence of this beloved Louisiana citrus fruit in a refreshing soda.



SWAMP POP

Ponchatoula Pop Rouge

Captures the essence of strawberries at their sweet, juicy, fresh-picked peak.

*Seasonal release



SWAMP POP

Filè Root Beer

Highlights the classic Louisiana flavor of file (ground sassafras leaves), creating an herbal profile reminiscent of early, traditional root beers.

Use of Proceeds

Should Our Life Foods raise the minimum ($25,000), it plans to allocate $15,000 (60%) to general marketing and $10,000 (40%) toward its new innovation launch. If the company raises the maximum of $107,000, it plans to allot $82,000 (77%) to future wages, $15,000 (14%) to general marketing, and $10,000 (9%) to its new innovation launch.



Minimum Raised ($25,000)
General Marketing
New Innovation Launch
40%
60%



Maximum Raised ($107,000)
General Marketing
New Innovation Launch
Future Wages
14%
9%
77%

General Marketing

Proceeds allotted to general marketing will be used to enhance digital ad presence and conduct retail promotions to further drive brand awareness and attract potential first-time buyers.

New Innovation Launch



The portion of proceeds allocated to the new innovation launch will be used to fund the launch of the company's proposed frozen entrée line detailed in the Product Roadmap section below.

Future Wages

With its future wages allotment, Our Life Foods intends to hire an experienced professional to help manage the company as it hopes to scale.

Product Roadmap

Over the next two years, the company hopes to expand its product offerings to include frozen, single-serve products and snack products. The company also hopes to expand Our Life Foods to encompass cuisines beyond Cajun cooking.

Frozen Single Serve Products – Q2 2020

The company plans to create a line of products that extends its brand's reach. Through its proposed frozen food line, Our Life Foods hopes to offer products that match the convenience of existing options while providing new, differentiated flavors and dishes compared to choices currently available in the market. To start, the company plans to offer gumbo, jambalaya, and red beans and rice. The company hopes to add a fourth and fifth option to the line, but they have not determined the specific dishes.

Snack Products – 2021

In 2021, the company hopes to launch a snack product that draws on the synergies of its Cajun Life and Swamp Pop brands. Our Life Foods anticipates releasing a whole grain puff snack (similar to Pirate's Booty®) flavored with versions of the company's seasonings. The company anticipates offering both savory and sweet versions of the puff snack.

Business Model

Our Life Foods sells its suite of products through the following channels:
- Directly to retailers
- Directly to distributor networks
- Directly to consumers via its e-commerce website

Through its website, the company's food products (per unit) retail at the following prices:

- Single use seasoning packs: $1.00
- Seasoning mix cans (8 oz.): $4.00
- Boxed meal kits: $4.00
- Rub mix cans (8 oz.): $6.00
- Breading or boil mix bags (16 oz.): $4.00

The company also offers assorted and purposely tailored combinations of its products, such as the "Best Sellers", "Fryer's Dream" and sample packs, ranging in price from $4.50 to $45.00.

Our Life Foods' apparel options range from $15.00 to $50.00 via the company's website, while the company's miscellaneous offerings (like stickers, cutting boards and backpacks) range in price from $2.00 to $50.00.

The company's Swamp Pop line is sold individually and in packs of four bottles in retail locations. Through its website, Our Life Foods plans to sell the sodas in packs of 24. Currently, the price of Swamp Pop sodas is as follows:
- Single bottle: $1.99
- Pack of four: $5.99
- Case of 24: $30.00

The average cost to produce each of the company's products is as follows:

- Single use seasoning packs: $0.16 - $0.28
- Seasoning mix cans (8 oz.): $1.00
- Boxed meal kits: $0.71 - $1.17
- Rub mix cans (8 oz.): $1.30 - $2.05
- Breading or boil mix bags (16 oz.): $0.77 - $1.29
- One Swamp Pop bottle: $0.49

Company Evolution

Chris Fontenot and his wife created A Cajun Life as a part time food cart in Damascus, Oregon to test the market for Cajun food; they intended to create a packaged foods company if demand was sufficient. The company had opportunities to expand, so Chris and his wife instead opened another cart and two brick and mortar restaurants. In those locations, Chris developed the majority of A Cajun Life's current line using direct feedback from his restaurant customers. In 2015, when Chris left his corporate job to pursue A Cajun Life full time, he realized that the company had reverted to his original vision; its packaged foods division was growing faster and more profitably than the restaurants. From late 2016 to early 2017, Chris wound down the food cart and restaurant locations to focus solely on the packaged products division. Upon pivoting, Our Life Foods was created.

USER TRACTION

As of January 2020, the company's products were sold at almost 2,800 locations in the U.S., Canada, and Australia. Select retailers include Walmart, Albertsons, Dollar Tree, H-E-B, Fred Meyer, Kroger, Publix, Meijer, and Safeway.





In 2019, Our Life Foods participated in the Portland class of Starve Ups, an Oregon-based startup accelerator whose past member companies have raised $567 million and have achieved 30 exits netting $1.06 billion in shareholder value.[ii]



Since 2017, the company has sold roughly 357,000 units of its products across three continents. In 2019, Our Life Foods sold 160,144 total units, a ~15% increase from 2018. In 2019, roughly two-thirds of the company's total units sold were comprised of its seasoning and rub products, while boxed meals and fry and boil mixes made up 20% and 17% of total units sold respectively. Over the past two years, boxed meals have accounted for an increasing percentage of total unit sales, bypassing fry and boil mixes as the company's second highest selling product category by volume in 2019.



HISTORICAL FINANCIALS



In the first month of 2020, Our Life Foods generated revenue of $11,072. In 2019, the company generated revenue of $489,576. Since 2017, the company has generated revenue totaling $1,070,822. Historically, the majority of the company's revenue has been generated from the sale of its products to wholesale distributors and retail stores, as opposed to its e-commerce channel. In Q3 2018, revenue spiked due to the launch of A Cajun Life products in new retail locations. Due to cyclical slow periods around the holidays, revenue for Q4 of each year substantially decreased relative to Q3 of each respective year.



In the first month of 2020, Our Life Foods incurred expenses totaling $23,316. In 2019, Our Life Foods incurred expenses totaling $635,060. Since 2017, the company has incurred expenses of $1,472,438. In Q3 2018 and Q2 2019, expenses increased substantially due to increases in cost of goods sold, as the company generated a record quarters of revenue.





Our Life Foods' expenses for the last two years can be broken down into the following categories:

2018 Expenses ($539,859)
- Cost of Goods Sold – 39%
- Marketing – 11%
- Professional Fees – 4%
- SG&A – 15%
- Logistics – 7%
- Travel – 2%
- Interest – 10%
- Other – 13%

2019 Expenses ($635,060)
- Cost of Goods Sold – 51%
- Marketing – 13%
- Professional Fees – 7%
- SG&A – 6%
- Logistics – 5%
- Travel – 2%
- Interest – 15%
- Other – 2%






In the first month of 2020, Our Life Foods incurred a net loss of $12,244. The company was profitable in the first quarter of 2019 but incurred a net loss in the final three quarters of the year, resulting in an annual net loss of $145,487. In Q2 2018, the company achieved its most profitable quarter to date, netting a profit of $65,950. Since inception, the company has incurred a net loss of $401,616. As of March 16, 2020, the company had $3,820.53 of cash on hand. As a result, the founder plans to fund the company until the conclusion of the crowdfunding raise.



In December 2019, Our Life Foods acquired Swamp Pop, a producer of Louisiana-inspired beverages. In 2019, Swamp Pop generated revenue of roughly $368,000 while achieving net income of $9,622. The bulk of Swamp Pop's expenses are attributed to costs of goods sold (79%), with various operating expenses (such as management fees and storage costs) making up roughly 18%. Please note that Swamp Pop's financials are included in the summarized Our Life Foods financials above only for the month of December 2019, given that the company was acquired in that month.

INDUSTRY AND MARKET ANALYSIS

Our Life Foods operates within the seasonings and spices industry. In 2017, the global seasoning and spices industry was valued at roughly $15.11 billion according to Zion Market Research. The industry is projected to grow at a compounding annual growth rate (CAGR) of around 5.0%, reaching roughly $20.99 billion by 2024. The market research firm notes that growth in the sector is driven primarily by increases in demand for exotic foods and cuisines. Despite projections for steady growth, tightened trade regulations and inefficient logistics are expected to be two major restraints for the industry within the forecasted period.[iii]

In 1950, the average home contained 10 spices, seasonings, and extracts. Currently, that number has increased to 40. Coupled with an increase in the number of Americans eating from home – 83% of Americans claim to eat more at home and are going to restaurants less – new trends are emerging as more people demand a wider



variety of spices. Brendan Foley, President of Global Consumer and Americas Region at McCormick, notes that the following trends may shape the future of the spice and seasoning market:[iv]

- Heat (in the form of peppers)
- Seeds
- Convenience (in the form of pre-mixed blends of spices)
- Fewer recipes
- Salt

Though the company competes more directly in the seasoning and spices industry, A Cajun Life operates within the broader packaged foods industry. In 2018, the U.S. packaged food industry was valued at $388 billion, an increase of roughly 9.4% from 2013, in which the industry was valued at $354.5 billion. Among other emerging trends in the industry, a push toward e-commerce platforms, subscription boxes, and grocery pickups and delivery are providing increased access to food products.[v]



In 2018, total expenditures for food at home in the U.S. reached $780.9 billion. This represented an increase of 28.8% increase from 2008, in which $606.2 billion was spent. In 2018, households accounted for 84% of food expenditures, while businesses and governments accounted for 9.7% and 6.2% respectively. Generally, since 1950, the percentage of total food expenditures made by households has fallen (from 90.9% to 84%) while business and government expenditure percentages have risen. In 2018, $460 billion of food was purchased in grocery stores, a 28.1% increase from 2008, in which $359.1 billion was expended.[vi]





Our Life Foods' Swamp Pop line competes within the craft soda industry. In 2019, the worldwide craft soda market was valued at $600 million, and is projected to grow at a compounding annual growth rate (CAGR) of 5.8% to reach $840 million by 2024. As traditional colas and other soft drinks face increasing scrutiny by health-conscious consumers, craft sodas aim to capture market share by offering premium, natural ingredients, creative flavors, limited product runs, unusual packaging, or an emphasis on local production and ingredients. Geographically, North America produces roughly 95% of the world's craft sodas, with Europe producing slightly over 4% of the global supply.[vii]

In 2018, food products companies received $4.93 billion of venture capital investments – a ten-year high – across 919 deals. This represented a 30.4% increase in investments over 2017. In 2017, deal count reached an all-time high of 1,006 deals, with a total of $3.78 billion in investment. Since 2008, food products companies have received a total of $18.63 billion in venture capital investment across 5,703 deals.[viii]



COMPETITORS

Tony Chachere's: Founded in 1972, Tony Chachere's is a food production company that produces a line of South Louisiana-inspired consumer packaged goods. Based in Opelousas, Louisiana, the company offers seasonings, injectable or pourable marinades, dinner mixes, roux-gravy mixes, and fish fry mixes, among other products.



Currently, the company employees 75 people, operating out of a 40,000 square foot facility Opelousas. Since inception, the company has expanded primarily in supermarkets and mass merchandise chains in the Southeast U.S.[ix] The company also offers its products directly to consumers through its website.

Zatarain's: Founded in 1889, Zatarain's is a food and spice company located in New Orleans, Louisiana. Currently, the company offers dinner and side mixes, frozen entrees, breading and frying mixes, biscuit and cornbread mixes, injectors, smoked sausage, spices and seasonings, and condiments and sauces. In 2003, the company was purchased by McCormick & Company (NYSE: MKC) for $180 million.[x] As of November 2018, McCormick estimated the book value of Zatarain's name and trademark to be $106.4 million.[xi]

Slap Ya Mama: Founded in 1996, Slap Ya Mama is a spice company producing a line of seasonings, dinner mixes, and hot sauces. The Ville Platte, Louisiana company also offers fish fry and seafood boil seasoning mixes, as well as apparel, cutting boards, and cookbooks. Currently, Slap Ya Mama can be found in 49 states through retailers such as Walmart, Academy Sports and Outdoors, and H-E-B's traditional and Central market locations.[xii]

EXECUTIVE TEAM



Chris Fontenot, Founder and CEO: Chris founded Our Life Foods in 2016 after beginning A Cajun Life as a food cart in 2012. Before starting Our Life Foods, Chris held sales executive and supervisor roles at The Hershey Company, where he managed geographical territories to grow sales of the company's products. Prior to his time at the Hershey Company, Chris worked as a territory manager for REPS, LTD. In total, Chris brings over 15 years of CPG industry experience to the company. He holds his bachelor's degree in Marketing from the University of Louisiana at Monroe.

PAST FINANCING

The company has issued the securities below since inception, as well as shares of non-voting common stock in exchange for professional services. In the Series Seed II round, the company received a $50,000 investment from a co-packing company at a price per share of $0.10. Per its agreement, Our Life Foods must repurchase the shares by April 2021.

Round	Amount	Date	Security	Pre-Money Valuation	Valuation Cap	Discount	Interest Rate
Series Seed I	$150,000	December 2016	Preferred Stock	$1.67 million	N/A	N/A	N/A
Series Seed II	$50,000	June 2018	Common Stock	N/A	N/A	N/A	N/A
Series Seed III	$182,325	September 2019	Convertible Notes	N/A	$4 million	20%	6%

INVESTMENT TERMS

Security Type: Crowd Note



Round Size: Min: $25,000 Max: $107,000
Discount Rate: 20%
Valuation Cap: $4 million
Conversion Provisions: In connection with equity financing of at least $1 million, the Company has the option to convert the Crowd Note into non-voting preferred stock (Conversion Shares) at a price based on the lower of (A) a 20% discount to the price per share for Preferred Stock by investors in the Qualified Equity Financing or (B) the price per share paid on a $4 million valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.

PRESS

The Shelby Report: Our Life Foods Acquires Cajun-Inspired Beverage Swamp Pop
The Gadgeteer: A Cajun Life Seasoning and Spices review
Portland Business Journal: Cajun food the big winner at OEN's Angel Food conference
Fox 19 Cincinnati: A Cajun Life Cheesy Turkey or Chicken and Mashed Potato Balls

RISKS

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,



- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,
- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

---

[i] https://www.starveups.com/

[ii] https://www.starveups.com/

[iii] https://www.globenewswire.com/news-release/2019/03/27/1773920/0/en/Global-Seasonings-And-Spices-Market-Size-Will-Grow-USD-20-99-Billion-By-2024-Zion-Market-Research.html

[iv] https://www.forbes.com/sites/richardkestenbaum/2019/02/17/food-flavors-trends-mccormick-spice-jacobsen-salt-sweet/#6cced5a84a42

[v] https://brandongaille.com/21-packaged-food-industry-statistics-trends-analysis/

[vi] https://www.ers.usda.gov/data-products/food-expenditure-series/interactive-charts-food-expenditures/

[vii] https://www.marketwatch.com/press-release/craft-soda-market-2019-to-2024-with-top-countries-data-opportunities-industry-trends-and-policies-by-regions-and-companies-2019-11-05

[viii] Pitchbook data as of December 17th, 2019

[ix] https://www.tonychachere.com/CompanyHistory

[x] https://ir.mccormick.com/news-releases/news-release-details/mccormick-acquire-zatarains-leading-new-orleans-style-food-brand

[xi] https://www.sec.gov/Archives/edgar/data/63754/000006375419000017/mkc-11302018x10kxq42018.htm

[xii] https://slapyamama.com/store-locator/

EXHIBIT C
Subscription Agreement

THE SECURITIESARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.
THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Our Life Foods, Inc
21720 SE Borges Rd., Damascus, OR 97089

Ladies and Gentlemen:

The undersigned understands that Our Life Foods, Inc, a Corporation organized under the laws of Delaware (the "Company"), is offering up to $107,000.00 of Crowd Note (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C/A, dated May 8, 2020 (the "Form C/A"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C/A, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. Pacific time on May 18, 2020, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Evolve Bank & Trust (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the

Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C/A.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.
i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene

any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.
i. The undersigned has received a copy of the Form C/A. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C/A to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C/A and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C/A or otherwise by the Company, MicroVenture Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C/A. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.
i. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.
i. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.
i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Dispute Resolution.

a) General Rule.
Any dispute under this Subscription Agreement will be resolved through arbitration, not through the court system. All arbitration will be conducted in Portland, Oregon unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b) Appeal of Award.
Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c) Effect of Award.

Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d) No Class Action Claims.
NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

13. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

14. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

15. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

16. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	Our Life Foods, Inc. 21720 SE Borges Rd. Damascus, Oregon 97089 Attention: Chris Fontenot
with a copy to:	BEVILACQUA PLLC 1050 Connecticut Avenue, NW Suite 500 Washington, DC 20036 Attention: Louis A. Bevilacqua, Esq. Email: lou@bevilacquapllc.com
If to the Purchaser:	[PURCHASER ADDRESS]

17. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

18. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C/A which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

19. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

20. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

Our Life Foods, Inc.
By_____ Name: Title:

EXHIBIT D
Crowd Note

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SEC, OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

Our Life Foods, Inc.

CROWD NOTE

FOR VALUE RECEIVED, Our Life Foods, Inc. (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $4 million.

The "**Discount**" is 20%.

The "**Offering End Date**" is May 18, 2020.

1. Definitions.

a. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's Preferred Stock issued in the Qualified Equity Financing.

b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c. "**Corporate Transaction**" shall mean:

   i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

   ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; <u>provided, however,</u> that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. **"Date of Issuance"** shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding Common Stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for Common Stock, (ii) exercise of all outstanding options and warrants to purchase Common Stock and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. **"Irrevocable Proxy"** shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. **"Major Investor"** shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. **"Maximum Raise Amount"** shall mean $107,000 under Regulation CF.

j. **"Outstanding Principal"** shall mean the total of the Purchase Price

k. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale or series of related sales).

l. "**Shadow Series**" shall mean shares of a series of the Company's Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the Qualified Equity

Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

    i.   Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by Irrevocable Proxy;

    ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m.   "**Target CF Minimum**" shall mean $25,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

1. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing the Crowd Note will convert into Conversion Shares pursuant to the following:

    a.   If the Investor <u>is not</u> a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

    b.   If the Investor <u>is</u> a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

2. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

    a.   The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; <u>provided, however</u>, that if the Investor <u>is not</u> a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

3. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

    a.   If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

        i.   Converting this Crowd Note into that number of Conversion Shares equal to the quotient obtained by dividing the Purchase Price by the Conversion Price, or

        ii. Obtaining the Corporate Transaction Payment.

    b.   If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2 (a).

4. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

5. **Note Completion**. This Crowd Note will terminate upon the earlier of: (a) a conversion of the

entire Purchase Price under this Crowd Note into Conversion Shares; or (b) the payment of amounts due to the Investor pursuant to Section 3 (a).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

1. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

2. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

3. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

4. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

5. **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

6. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

7. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

1. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

2. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

3. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

4. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

5. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

6. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

7. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

1. **Security.** This Crowd Note is a general unsecured obligation of the Company.

2. The Investor agrees to take any and all actions determined in good faith by the Company's board of

directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

3. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; provided, however, that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

4. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Delaware as applied to other instruments made by Delaware residents to be performed entirely within the state of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

5. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

6. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the Preferred Stock sold in the Qualified Equity Financing (or the Shadow Series).

7. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

8. **Transfer of a Crowd Note**. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

9. **Escrow Procedures**. No investor funds shall be released from escrow until the Target CF Minimum is reached. The Target CF Minimum must be met on or before the Offering Date for funds to be released from escrow.

10. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

1. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in Wilmington, Delaware unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

2. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

3. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

4. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. All Investors will be processed via Regulation CF. Investments may be accepted up to the Maximum Raise Amount up until the Offering End Date.

EXHIBIT E
Pitch Deck



Our Life Foods, with its signature A Cajun Life® and Swamp Pop brands, is a lifestyle products company providing high-quality, authentic, diverse consumer products to consumers around the world.

Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

Please see the end of this presentation for important risk disclosure information.







Our Story

Our story starts in the heart of Cajun country in my hometown of Eunice, Louisiana. As adults, my wife and I ended up in Oregon, but never lost the craving for true, authentic Cajun food. After sharing our recipes with friends, we were encouraged to bring Cajun products to a broader audience. That's when A CAJUN LIFE® was born.

Built around food, family, and friends, we started as a small, part-time food cart in Damascus, Oregon and grew to four restaurant locations before deciding to focus on growing our packaged goods line.

Today, we are a company with a vision of bringing great tasting authentic Cajun food and lifestyle products to homes across the globe. Blended and packaged within minutes of Chris' hometown, we can provide the authentic Cajun flavor that we think most "Cajun" products are missing! Our products are as authentic as they come, and most boast the Certified Cajun seal, a certification only rewarded to true Cajun products.

Our A Cajun Life Seasoning and Rub line includes our All-Purpose Cajun Seasoning, Mesquite BBQ, Chicken Rub, Blackening Rub, and Seafood Rub. Our A Cajun Life Mixes line includes our Fish Fry, Chicken Breading, Hush Puppy Mix, and Seafood Boil mixes. Our Boxed meals line consists of Gumbo Mix, Jambalaya Mix, and Red Beans and Rice Mix.

  

Acquired by Our Life Foods in 2019, Swamp Pop is the creation of John Petersen and Collin Cormier, two cousins from Lafayette, Louisiana. Collin, the owner and chef of a popular food truck, recognized the popularity of real cane sugar sodas among his lunch-time customers. Knowing the long history of sugarcane farming in Louisiana, the cousins were inspired to create their own flavors, honoring the amazing culinary history of South Louisiana and featuring real cane sugar from their home state.

The name Swamp Pop emerged as a tribute to the Louisiana music genre of the same name – a mash-up of R&B, Country, and Cajun music that grew out of South Louisiana in the 1950's. Of course, it would also be a fitting and fun description of these "pops" from the swampy region of Cajun Country.

Collin and John quickly realized they were onto something and began experimenting with their flavor ideas at home. Soon confident in their bubbly creations, the cousins began bottling their Louisiana-inspired, naturally-flavored blends. Swamp Pop Premium Sugarcane Sodas are now available throughout the United States in six signature flavors; File Root Beer, Ponchatoula Pop Rouge, Noble Cane Cola, Satsuma Fizz, Praline Cream Soda, and Jean Lafitte Ginger Ale.

Problem



CONSUMERS SEEKING DIFFERENTIATED PRODUCTS

Potentially unsatisfied with flavorless food and don't want to compromise taste for value.

Solution





Consumer demands are shifting; product attributes consumers want include:

- No MSG[i]
- Lower Sodium[ii]
- Most Gluten-Free[iii]





i)
https://www.researchgate.net/publication/43225420_Consumers'_Perceptions_Attitudes_and_Willingness_to_Pay_towards_Food_Products_with_No_Added_Msg_Labeling
ii)
https://www.cdc.gov/salt/pdfs/KAB_Highlights.pdf
iii)
https://www.ift.org/news-and-publications/food-technology-magazine/issues/2018/august/features/gluten-free-is-here-to-stay

Testing Our Hypothesis







Our Life Foods started as a part-time food cart to test the market with the intent to eventually close and focus on providing packaged goods to consumers across the US if the cart proved successful.

Within weeks, we saw substantial sales and about a year in, customers starting asking for something more. It was then that we launched our first product, our All-Purpose Cajun Seasoning.



After four years, we had four locations, nine seasonings, rubs and mixes and about 200 retail stores.

IDENTIFIED MARKET OVERVIEW



Meal-Kits
($8M)

Seasonings
($22M)

Snacks
($69.3M)

Ready Meals
($67.9M)



TARGET CONSUMER*

- 28-55 years old
- Typically has children
- Usually well-traveled
- Higher income bracket

* based on limited data at hand

Sources: https://www.ibisworld.com/united-states/market-research-reports/seasoning-sauce-condiment-production-industry/;
https://www.statista.com/outlook/40080100/109/ready-meals/united-states; https://www.statista.com/outlook/40110000/109/snack-food/united-states;
https://www.statista.com/statistics/761621/meal-kit-delivery-service-market-value/

BUSINESS MODEL

MINIMAL INVENTORY = LOWER HOLDING COSTS

PREFERENTIAL TERMS = UP TO 60 DAYS "FREE" CASH

CARRIED BY VARIOUS MAJOR DISTRIBUTORS

TRADE UP LINE $4 - $6 RETAILS

AVG MARGIN 52% in 2019

SELECT RETAIL PARTNERS



Actual Retailer Displays


4.39
4.39
5.15
SEAFOOD RUB
CHICKEN RUB




seafood BOIL
chicken FRY
fish FRY
hush puppy MIX
Gumbo Mix


2 for $10.00
2 for $7.00
SEAFOOD RUB
CHICKEN RUB

Team



Chris Fontenot
CEO/Founder - Our Life Foods

Chris founded Our Life Foods in 2016 after beginning A Cajun Life as a food cart in 2012. Before starting Our Life Foods, Chris held sales executive and supervisor roles at The Hershey Company, where he managed geographical territories to grow sales of the company's products. Prior to his time at The Hershey Company, Chris worked as a territory manager for REPS, LTD. In total, Chris brings over 15 years of CPG industry experience to the company. He holds his bachelor's degree in Marketing from the University of Louisiana at Monroe.

Investment Opportunity



Intended Use of Funds

14%

9%

77%

- General Marketing
- New Innovative Launch
- Future Waages

Should Our Life Foods raise the maximum of $107,000, we plan to allot $82,000 (77%) to hire an experienced professional to help manage the company, $15,000 (14%) to enhance our digital ad presence and conduct retail promotions to further drive brand awareness, and $10,000 (9%) to our proposed frozen entrée line.

Marketing Support

TV/Radio Interviews and Appearances Managed by RMD Advertising

In-Market Billboard Campaigns

Sampling & Recipe Options (Demo Program)



Display Support (Shippers)



Promotions (TPR, Feature &/or Coupons)





OUR LIFE
FOODS



Social Media Managed by Everscale

 

Online / Website Targeted



Traction

- S T O R E   C O U N T = 2,800 in the US, Canada, and Australia



Winner of Oregon
Entrepreneurs Network
Angel Food Fund



2019 Cohort of Starve
Ups Accelerator

Roadmap

- Increase in number of retailers to 5,000 in the short-term and then 10,000

- Expand into new channels such as convenience, food service providers, military and more

- Successful launch of up and coming frozen entrée line, with debut of at least 3 flavors at Expo West in March 2020.

- Release a snack food product in 2021

THANK YOU!

 www.acajunlife.com

 www.drinkswamppop.com

Risk Disclosures

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Risk Disclosures

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,

Risk Disclosures

Company Risk (cont’d)

- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company’s business,
- Liability risks and labor costs and requirements that may jeopardize the company’s business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

EXHIBIT F
Video Transcript



Our Life Foods
Video Script

Chris Fontenot: "Hi, my name is Chris Fontenot, founder and CEO of Our Life Foods. For the past 15+ years, I've been in the CPG industry, most notably working for Hershey's."

"I've run A Cajun life as a solo founder along with the help of my family. We first sold our products out of a small food cart in the tiny town of Damascus, OR. We originally started the cart to test the market and within weeks, started selling out. Within a year we had launched our first seasoning, our best-selling all-purpose Cajun seasoning and after 4 years, we had 4 locations, 9 Seasonings, rubs and mixes and about 200 retail stores.

"Our target customer is the everyday person or family seeking flavor in their lives and/or a departure from mundane food options as well as the true Cajun, seeking better-for-you options.

"I always have A Cajun Life in my cabinet. Wonderful seasoning. I use it for everything, I over season."

"For Swamp Pop, it's an all-natural craft beverage made with real Louisiana cane sugar to perfectly compliment any meal."

"A Cajun Life products come all with lower sodium, 'Certified Cajun' seal, no MSG, non-GMO and most of them are all natural."

"We provide authentic options via our complex blends often associate with Cajun cuisine, which is known for depth of flavorful but is hard to replicate."

"We've made our products stupid simple, so no matter what your skill level is, you can create an authentic Cajun dish right in your home."

"Thank you for taking the time to watch this video and review the opportunity. I look forward to having you as an investor in this exciting and rapidly growing business."

EXHIBIT G
Webinar Transcript



Brett: Hey, everybody. This is Brett Andrews with MicroVentures. Thank you all for joining us today for the webinar. Today, we'll be hearing from Our Life Foods, the makers of a line of Cajun-inspired packaged foods and beverages. We are joined today by their founder and CEO, Chris Fontenot. Chris founded Our Life Foods in 2016 after beginning A Cajun Life, which is one of their brands, the food cart in 2012. Before starting Our Life Foods, Chris held sales executive and supervisor roles at the Hershey Company, where he managed geographical territories to grow sales of the company's products. Prior to his time at Hershey, Chris worked as a territory manager for REPS Limited. In total, Chris brings over 15 years of CPG industry experience to the company and he holds his bachelor's degree in marketing from the University of Louisiana at Monroe. How are you doing today, Chris?

Chris: Good, thanks.

Brett: Great. Thanks for joining us and thanks to everybody who is tuning in at the moment. Real quick before we get started, we want to just lay out the ground rules. Today, Chris is going to start. He's going to kick things off with a presentation of the pitch deck. You should be seeing that on your screens. He is the presenter at the moment, and so you should see the first slide. Chris is going to go through that, take about 10 or 15 minutes to walk you through the presentation of Our Life Foods.

Brett: During that presentation, we encourage you to send in questions. If you go over to your GoToWebinar control panel, you should see a tab there titled questions. You can click on that and then submit them there. They'll just go to me, so feel free to submit those during the presentation. Once Chris is done with the deck, we will transition into a Q&A and we'll answer any questions that have been submitted and any others that anybody else might have. With that, Chris, I'll let you take it away and introduce everyone to Our Life Foods.

Chris: Yeah, thanks. As Brett mentioned, my name's Chris Fontenot, founder of Our Life Foods. I'm originally from South Louisiana, hence, why we have brands called Cajun Life and Swamp Pop. My corporate career, as he mentioned, was with Hershey's. As a result of that, we moved around the country a little bit. We'll get into that in just a second. Our story. As I mentioned, I worked for Hershey's. With Hershey's, they tend to move you around a lot, they want you to have your hands in a little bit of everything across the country, so that as you move up through the company, you're well-versed in all areas of the country and with multiple accounts under your belt.

Chris: When we moved up here, my wife and I decided ... Out here, I mean we're here in Oregon now. My wife and I decided we didn't want to move again, so we decided to start A Cajun Life. We started as a part-time food cart back in 2012. We ran it in the small town of Damascus, which if you know anything about the Portland area, it's not necessarily there that you want to open a food cart. But the food cart was originally designed to test the market. We wanted to see if our product sold well, because every time we moved, I would cook some of my favorite Cajun dishes and folks would tell us, "Hey, you need to sell this stuff."

Chris: When we got out here, food carts were really just coming into their prime. We decided it's an inexpensive way for us to try to see if consumers actually liked this food outside of the South. That's when A Cajun Life was born and that's when we started the food cart. Swamp Pop came about ... They started in, actually, a year after we did. They're also from Louisiana, [Lafayette 00:03:40] originally, which is about 30 minutes from my hometown of [Venice 00:03:43]. We sold them in our restaurants. We went from the food carts part-time to full-time and then we went to a brick and mortar, plus food cart, and then we had an option to open another brick and mortar and a second food cart. There's actually four locations.

Chris:	Through those locations, we sold Swamp Pop. They quickly became our best-seller sodas. They out-sold water, they out-sold fountain drinks, and people kept asking for them. Early last year, we had the opportunity to approach them and say, "Hey, if you guys are interested, we might be interested in folding you into the Our Life Foods portfolio. It's what I designed Our Life Foods for, and it's a good complement to our Cajun Life brand." They were doing the opposite of what we did. We exited the restaurants in 2016 to focus solely on the packaged foods, and that's when we created Our Life Foods. They were doing the opposite. They were actually opening their fourth restaurant and are not CPG guys, so they were unsure of how to really grow the brand more than it already had.
Chris:	It was, for them, a little bit of a distraction from their core business, which was restaurants. We began those conversations and closed the deal in late 2019, officially folding in Swamp Pop into the Our Life Foods portfolio of products. One of the problems we were trying to solve is consumers, as everybody knows right now, they're really seeking differentiated products. Those that are largely driven by the restaurant scene, especially in larger metro areas where literally any cuisine from around the world can be found, whether in a food cart form or a traditional sit down brick and mortar restaurant. Customers are looking for differentiated products, and they're willing to bring those home.
Chris:	Consumers are really driven to those flavor profiles, which is why they're willing to pay a premium oftentimes for better-for-you products that taste well. We wanted to make sure that we were bringing authentic products, but most importantly that they tasted well while also bringing some better-for-you attributes. Most of our products are gluten-free, one of the big hot buttons right now. All but two are gluten-free. The big call out for us is they're lower sodium.
Chris:	It was consumers who told us, "Thank you for bringing flavor back to our lives and your sodium content is so much lower than anything I've ever been able to find, so now I can actually use seasonings on my vegetables, on my chicken, on whatever it is that we're eating." After doing some research, realized we were in fact lower sodium than many of our competitors. All our products contain no MSG, and it's something that surprisingly is in a lot of products that consumers just tend to shy away from. We did that intentionally.
Chris:	The original formulation did in fact include MSG, but by the time we got to final production, realized it was an unneeded ingredient and most consumers didn't want it anyway. As I mentioned, we started the food cart to test the theory that consumers actually wanted Cajun-style food and were looking for it. We started that part-time food cart. We were literally only open Friday afternoons from about 4:00 until 7:00, unless we sold out, and Saturdays from 11:00 until we sold out. Within about two weeks of opening, we started selling out every weekend. It got to the point where customers were calling us from one to two hours away saying, "Hey, we're coming. Here's what we want. Make sure you don't sell out."
Chris:	We had no seating, so customers would come over. They would order their food and then literally cross the street and sit on the sidewalk, eat, and then they'd go back home. At about a year in, we decided ... We were being told, "Hey, we love your products. However, we can only eat your food 12 hours a week, basically. You're only open 12 to 15 hours a week. Give us something more." That's when we created the all-purpose seasoning. We kick-started it in April of 2013 and officially launched that summer in June of 2013. That was our first packaged goods products. We're starting to move in the direction of why we originally started A Cajun Life. After four years from that launch, we had the four locations I previously mentioned.
Chris:	We used the restaurants to expand that portfolio. Once we got into our first brick and mortar, consumers were telling us, "Hey, you're now in a brick and mortar. You're no longer limited to your 10 by 12 cart from a kitchen standpoint. We want blackened catfish. We want gator. We want fried fish." They started telling us the things they wanted, so it was through the restaurants that we actually honed in on the recipes that is our current portfolio of products by testing it directly with our core base. Now we have 12 seasoning/rubs on the Cajun Life side. We have five seasonings/rubs, four mixes, and three boxed meals.
Chris:	From a market standpoint, we play in some very large categories and are moving into some even larger categories, or the plan is to move into some even larger categories. You can see here the seasonings [inaudible 00:09:01] are really the big players and then eventually we plan to move into snacks. Part of the reason I named the company A Cajun Life, and subsequently Our Life Foods, is it doesn't limit us to a single product. The name innately allows us to move into categories at will, basically. If you think about food in specific, our name allows us to touch every category in the store, for the most part. We're not limited to any one specific category. We can sort of create a halo effect in the store, where if you're in the chip aisle, in theory, we can have snacks there.
Chris:	If you're in the seasoning aisle, obviously we have seasonings. If you're in the frozen food aisle, we can have frozen foods. The name and the brand allows us to extend across a retail store footprint in each of the categories. That was

intentional on my part. I created the brand first and the product second. Same thing with Swamp Pop. Swamp Pop, although we didn't name it ourselves, it does allow us to move through some categories, not all. But it allows us to create the lifestyle around the South and Cajun in specific. From a consumer standpoint, with data we do have, it's generally 28 to 55 year-olds. They usually have children. Typically, they're well-traveled, and they're higher income bracket.

Chris: I say this because a lot of our consumers, especially outside of the South, have been to Louisiana in some capacity and crave that food and/or, like myself, lived in Louisiana and now live elsewhere and don't have easy access to foods that we grew up with. We kind of see two sides of the coin here. From a business model, we are uniquely set up. We have a co-packer that we have amazing terms with. We actually produce to order. Meaning, we house very little inventory. The inventory we carry currently is specific to samples and to our E-commerce fulfillment business. All other orders, like our wholesale orders, the majority of our business, we actually produce to order.

Chris: The day I get a PO, I can submit it to our co-packer. That customer can come pick it up 15 days later. They pay us a net 30 terms. We actually owe the co-packer in net 60 terms. That allows us to free up some cash during that 30-day window that we have between when we're paid and when we're due for the invoices. We're already carried by various major distributors. That has a lot to do with my previous experience there, so we're in [inaudible 00:11:38], we're in Unify. We're set up in DPI. We just launched another one in the Northeast. We have several regionals that are suppling Kroger in the South. We're a trade up line, so we're not the least expensive on the shelf, and we're also not the most expensive on the shelf. We provide a high-value product on a per ounce basis. We actually are a value, compared to those other competitors.

Chris: However, from a price point standpoint, we're usually in the $4 to $6 range, depending on which product we're talking about. The [inaudible 00:12:09], the more expensive. They're usually in the $5.99 range, which is still less expensive than a lot of our competitors. You're getting a premium product for a trade up price. Our average margins are actually increasing, so in 2019 they were at 52%. We actually built it to scale, so originally we started at 40%. I think we moved to 48% with our next line. Our most recent line was at the 55% mark, which from a co-packing standpoint is huge. That's rare that you're able to obtain those kinds of margins using a co-packer and increase them over time.

Chris: Some of the retail partners we currently have. We are a Walmart division. We are in several Kroger divisions. Albertsons and Safeway. Publix down in the Southeast. We also have Meijer in the Midwest. These are some of our retail displays. What's uniquely ours is that retailers often really get behind us. When they take on our line, they take us on in a big way. You can see here; the bottom picture was our very first retailer ever. That was H-E-B down in Texas. You can see we have 15 facings. We've maintain those facings for over three years, which is unheard of. The top right there, you see that's an end cap. That's all of our products, every single you see up here on the Cajun Life site. That's in from Meijer here in the Northwest.

Chris: That middle picture is Kroger, so we have an entire shelf. That's roughly eight feet of shelf space we have there. Then the top left is Publix down in Southeast. Once again, we have multiple facings. We've been very fortunate that our retailers, when they pick us up, they really get behind us. Basically, our team, right now it's just me. It's part of the reason for this, as you've seen in the deck there online, we're racing to hire someone. We're getting to a scale where everything's still filtering through me and I'm becoming a bottleneck, so we're trying to get to the point where we can hire someone to come alongside me and even further accelerate what we're already doing.

Chris: As Brett mentioned, I've been in the CPG business for over 15 years. Most notably at Hershey's where I spent most of my career calling on West coast customers, as well as what's known as new business for Hershey's. I helped to create what's now E-commerce division for Hershey's. [inaudible 00:14:40] Amazon, Drugstore.com, [inaudible 00:14:42], and then nontraditional retailers, like Old Navy became one of my largest accounts. We opened that from scratch. I'm very familiar with cold-calling customers/retailers who don't necessarily sell products that I'm selling. Like with Old Navy, they're obviously a clothing retailer that [inaudible 00:15:03] into. That's sort of how I've gotten a lot of our successes, leveraging those insights from Hershey's, in particular, to get us into retailers and distributors across the US.

Chris: At this point, the world. We do have a large distributor in Australia now who's doing very well with the A Cajun Life product. The investment opportunity. As we mentioned, we're trying to hire. The biggest portion of the raise, if we raise the full amount, would be dedicated towards hiring an executive to come alongside of me and take particularly over a lot of the sales managements. That's becoming a day-to-day, hour-by-hour task with the amount of orders that are coming through and the management of the broker network. Then the remaining portion of those funds would be dedicated towards enhancing our ad spend. Right now, we do spend online, and we do see a nice ROI. However, it's very minimal. With the increase in our online sales over the past year, we want to drive even more folks to that site so that we can capture them in house.

Chris: Then the final piece would be dedicated towards proposed frozen entrée line. It's one of the lines that we originally wanted to launch when we started A Cajun Life back in 2012, but the complexities around creating a frozen line with products like ours were more than I could do on a part-time basis at the time. Fast forward, now that we really want to move into that line, and that category has been growing exponentially, so we really want to get in there while we can. From a marketing support standpoint, we do what we call 360 marketing. We do online, websites where we did ads. We do social media, which is kind of managed by both Everscale and/or MD Advertising. We do TPRs, features' coupons. We have shippers now. We do samplings, which do very well for us.

Chris: From a TV/radio interview standpoint, I do probably two to three a week at this point. I've been doing several a week, actually, both TV and radio as well as print. Then when we launch a new retailer, we also market billboard campaigns to help drive consumers to whomever that new retailer is. From a traction standpoint, from A Cajun Life standpoint, we have about 2,800 stores. From a Swamp Pop standpoint, as best we know, we're still collecting that data, but we also have around that amount. We're still trying to figure out exactly how many stores we've had, but as far as the count that we know of, it's approaching that number as well.

Chris: We do not know how many we have in Australia, but I can tell you that since we launched in Australia their repeat orders have been very strong. Hopefully we get some of that data soon. Some of the call outs that we always like to show. We were the winner of the OEN Angel Food Fund last year. We competed against around 26 food companies here in the Northwest over the course of 12 weeks, and we were in fact a recipient of that investment fund. It was chosen by the investors themselves, so they collectively voted over the 12 weeks as everyone presented and honed in. Then they voted on who would in fact get the investment and we were the lucky recipients of that. We're also part of the startups cohort. I highly recommend you check out the startups website, as there's some impressive data points on there on how startups perform when they are part of startups.

Chris: It's basically accelerated ... It's a peer-to-peer accelerated program. Again, the stats for our companies are quite astounding. We're very, very happy to be part of it and have been selected to be a part of it. From a [inaudible 00:19:00] standpoint, we're looking at increasing our retailers on both brands to around 5,000 stores in the short-term and then 10,000 beyond that. Expanding into new channels, as I mentioned, right now we are ... Our brand allows us to extend into multiple channels, so as we create new products we can move into new channels. I think right now we're in mostly traditional grocers, but with the Swamp Pop brand, in particular, and with some extension we have plans for the Cajun lines. We can move into convenience. We've done very little food service at the most on the Cajun Life side. It's a big portion of the Swamp Pop business, so we want to move heavier into food service.

Chris: I had some experience with Hershey's with the military, which the commissaries across the US and the world are very large buyers if you can get in and get approved. We're looking at that channel as well. The successful launch of the frozen line. I think that's a very big opportunity for us. That category is just on fire right now, in particular single-serve entrees. That product would allow us to move into alternate channels as well. I never do any launches with new products in less than three. When you go less than three if a retailer only picks up one, you just get lost in the shuffle. Three is always the magic number for me. We were planning on debuting it in March of this year. Obviously, with everything going on we're not able to do that. Things got postponed, so we're hoping to relaunch that process in sometime this Summer.

Chris: Then we're looking at a snack product line. That product actually is nearly completed and formulated, but we don't want to launch it until 2021 at the earliest. That's about it. Thank you guys. I think now we'll move onto the Q&A session and I'll let Brett go from here.

Brett: Yep. Thanks, Chris. I really appreciate that. That was a nice thorough presentation. Real quick, we did have a couple of people join us late. If you were one of those folks, I just want to remind everyone that if you do have questions for Chris, now's the time to get them in over on the questions' tab under your GoToWebinar control panel. Just submit them there and then I'll bring them to his attention. But just starting off where you were at the beginning, starting in the brick and mortar, or the food cart, and then moving into CPG.

Brett: I'm curious about your thoughts, just in brick and mortar in general, and whether the transition out of that ... Was it just a factor of ... You already talked about what the appeal was of moving into actual CPG products that go through wholesale accounts, but in terms of abandoning the brick and mortar side. Did it have to do with just limited bandwidth

or do you see that as something that's just really not inherent to the strategy that you guys wanted to continue to pursue?

Chris: Yeah. The original intent of A Cajun Life was to be a CPG company. The food cart was only designed originally to be a test vehicle. We had the opportunities, however, to expand and we did so. We kind of detoured for a while there and that was secondary to our primary goal of the brand originally. However, it became a primary focus for us. In that, it allowed us to directly test new products through those. It did serve a purpose. The closure was inevitable. We were always planning on closing. Restaurant business is not something that we intended to be in. It's a tough business. I mean, it's restaurants.

Chris: If you know anything about the restaurant business, the margins are very slim. You have one or two bad weeks and it could take you months to recuperate. Our packaged goods business was growing and I wasn't really spending any time on it and it's much more profitable than the restaurants were. It just made a lot of sense. In that, we need to spend our time on the growing part of the business, the more profitable part of the business, and the restaurants were never our original intent.

Brett: Got it. There isn't any plans ... Obviously, anything can change in the future, but to get back into that piece of the business you guys want to continue to just push and grow the CPG lines?

Chris: Correct. There's no plans ... Obviously, as you mentioned, the future is the future. But at this point, there are no plans to get back into any A Cajun Life branded restaurants.

Brett: Got it. From a product roadmap standpoint, you mentioned a couple of the products that you have in the pipeline. How do you think about, in terms of growth, doing stuff in-house in terms of innovation and looking at other potential acquisitions, like the ones you made with Swamp Pop?

Chris: Yeah. Our Life, like I said, it's designed to be a multi-brand portfolio. What I mean by that is, it just so happens that our first two brands are Cajun or Southern in nature. But the overarching intent of Our Life Foods is to be whatever your ethnic background that speaks to you, whether you're African, Mexican, Asian, et cetera. Then in theory, we can have a life-branded product for you. That was the intent. A lot of that would be done in-house as we create new brands. Now with that said, over time, if those brands exist, like in this case, Swamp Pop. We had a great opportunity to pick them up for far less than it would've cost us to get it up and running again and get the distribution they had, the sales volume, et cetera.

Chris: We would definitely look at those and that is the intent of Our Life is both create our own brands when it makes sense, but also acquire new brands as it makes sense, if it makes sense. That's sort of why I created Our Life Foods is we really want to touch on those products that consumers are looking for, but that I think maybe on a regional basis, but that the owners or founders don't know how to bring it beyond that. That's where we do our best. I mean, we're strongest outside of the South, but yet we're Southern in nature. We have that ability to bring things nationally from a regional basis, whether we created the brands ourselves or we acquire them in the future.

Brett: Understood. Then just sticking with that. Just to clarify, the frozen meals and the snack product that you have planned, that will be Cajun-themed under the Cajun Life brand or is this a separate entity that you'll be forming?

Chris: Yeah. The frozen would be under the A Cajun Life brand. It would be another category that we would play in. Again, think as you're shopping the store and you're going aisle-by-aisle and you're seeing A Cajun Life over and over again, it reinforces a halo effect from the brand. That one would be A Cajun Life branded. The snack product would not be A Cajun Life branded. It would be a new brand that may or may not have A Cajun Life as a secondary. We haven't gone through the process yet to decide if that makes the most sense. But it would be a snack brand and it would not be labeled primarily as A Cajun Life brand. Then we do have one Swamp Pop extension that we're looking at currently that would remain Swamp Pop. It would go beyond sodas, so it would take us out of the soda category ... We would remain in the soda category, but this new product would take us into a new category for Swamp Pop.

Brett: Got it. Then from an organizational structure standpoint, I think this would be helpful just to share, obviously the investment that you're looking for is going into Our Life Foods. Now, is Our Life Foods a parent holding company and the brands are separate entities, or are they all just one entity?

Chris: Yeah. Our Life Foods is a C-corp that wholly owns A Cajun Life and Swamp Pop, LLCs.

Brett:	If you are to open up a new brand, let's say for the snack product, is the plan to have a third potential entity that would house that brand?
Chris:	Correct. Yeah, the intent of the way we're structured currently is, when and if acquisition opportunities come up, we have multiple options. If somebody's interested in the A Cajun Life brand, we can break it off away from Our Life Foods, but still have an operating company with Swamp Pop and/or whatever the brands we have at the time, so Our Life Foods will remain. Or, if somebody wanted to buy the whole package, all the brands included, then we could sell off Our Life Foods as the parent company. It's designed ... I envision it kind of like the tear sheets you see on bulletin boards where you pull a phone number off. That's kind of how it's structured. In that, we can literally break off any brand or company as the acquisition or opportunity of the sale comes about. But still, if we chose as owner/investors to continue to operate Our Life Foods, we have that option.
Brett:	Got it. I think that makes a lot of sense. We have a question here that I think touches on something you mentioned before about wanting some continuity with regards to having more Cajun Life SKUs there to reinforce the brand. This is sort of questioning the alternative. Do you think you'll lose brand loyalty if you create too many brands for other ethnic food styles, et cetera? Do you think about that at all?
Chris:	I do. The thing about Our Life Foods is most people don't know Our Life Foods exists. As we create new brands, in a consumer's mind, it's just a new brand. Most people don't know that A Cajun Life and Swamp Pop are owned by Our Life Foods. They view them as Swamp Pop and as A Cajun Life. Just like most people don't understand ... Go back to Hershey's, right? Most people don't realize that Kit Kat, or Reese's, or Almond Joy, they're all Hershey companies. A lot of people don't know that. Some people do, but not everybody does. You'd be surprised how many retailer [inaudible 00:29:23] I went into when I was with Hershey's presenting new brands that they were like, "Oh, we didn't know that was a Hershey product."
Chris:	The same holds true for the way we're set up. Most people don't know it's Our Life Foods, they just view it as A Cajun Life, Swamp Pop, A Mexican Life. Those are individual brands to consumers and in most cases the parent brand either doesn't know it exists or they don't care. They really just care about the quality of the product and how they associate with that brand in particular. In our case, they're very active and very excited to see what we're bringing to these categories.
Brett:	Got it. We talked a little bit about plans for growth. We've got a question here about SKUs. Now, how many SKUs do you have and what are the top selling SKUs? I guess it would be helpful if you could maybe break that down between the two brands that you currently have.
Chris:	Yep. At A Cajun Life, we have 12 unique SKUs, five secondary SKUs. What I mean by that is, we have an eight ounce version of our seasoning, which is our primary, and then we have a one ounce single-serve version. In total, when you include shippers, size extensions, et cetera, we have 20 SKUs on the A Cajun Life side, but 12 unique products. Then on the Swamp Pop side, we have 12 SKUs, but six unique products. We have a four pack and then we have the individual bottles.
Brett:	Top-selling? I don't know if you want to [crosstalk 00:31:01]-
Chris:	Yeah, [inaudible 00:31:01]. In every market we play in on the A Cajun Life side, it's always the all-purpose Cajun seasoning, followed by blackening no matter where you are in the country. Even Australia, that's the same number one and number two. I break things down into the categories we play in, so that's a seasoning and rubs category. When we look at the mixes, it's always a chicken fry and fish fry, number one and number two. Except for this time of the year, when the seafood boil bumps up into the top two. That's usually temporary, but when you look at the entire year it's fish fry and chicken breading. Then the box meals, actually surprisingly for me, because we didn't expect this, gumbo is number one, followed by jambalaya. Those are our top two there.
Chris:	On the Swamp Pop side, same thing. No matter where we are in the country, it's always the same two. It's the Ponchatoula Pop, which is strawberry, and the Praline Cream Soda. One thing I didn't mention about Swamp Pop, from an attribute standpoint, Swamp Pops are caffeine-free. They're 100% natural colors and flavors, and they're not overly-carbonated. One of the things that consumers love about Swamp Pop is you get a lot of the flavor without that fizzy taste in your mouth that you get from most traditional sodas. That's sort of the [inaudible 00:32:17]. Then we use 100% pure Louisiana cane sugar. It does cause the cost of the bottle to go up a little bit more, but you get that nice clean refreshing finish that you don't get with alternatives.

Brett:	Got it. A couple more here. One just about the digital strategy in e-commerce. We were talking actually a little bit about this offline before we started, but maybe you could share a little bit on just historically what the split in sales has been between direct to consumer, versus through the wholesale accounts, and then what you see as an optimal ratio between those two.
Chris:	Yep. Historically, our D2C sales through our website only, so not counting any third-party sellers, so it's just our own internal sites. It's usually roughly 1% of our total revenue. We are making the push to capture more of that and be closer to 20%, is what I'm shooting for. I'd like to see our online sales at least 20% of our total revenue moving forward. We have been seeing an increase in sales. Even pre-virus, we were seeing large increases on our online sales. Then as you can imagine, post-virus we're definitely seeing very large increases on our online sales.
Chris:	But as we look at total business over time, ideally I'd want it to be in the 20 to 30% range of our total revenue. I say that because we are talking about retailers. There's often consolidation. There's closures. You see it all the time. By having our D2C sales in the 20 - 30% range, in the event that somebody does go out of business, say a Kmart goes bankrupt again and forever, we would be able to offset that loss through our D2C sales. Again, ideally 20 - 30%, to answer the question.
Brett:	Got it. Looks like the last batch of question are all kind of ... I figured this would probably come up, but maybe a good place to close this out before we give people ... Where to point them at the end. But just, if you don't mind touching a little bit on the current situation with COVID-19 and how it's effected the business, both just in the short-term. Because as we've all seen, this is unprecedented in how we've had economic shutdowns and the like. Obviously, things are starting to reopen and we imagine, hopefully, depending on what happens with the health crisis, things will get somewhat back to normal. But they'll undoubtedly be some long-term changes that persist. Maybe you can just share your overall thoughts about that and how it relates to your business?
Chris:	Yeah, for sure. No surprise, it's been a shift in business. Going into the virus, then shutdowns, the brands collectively were doing quite well. We were up double digits. As you can imagine, post-shutdown we did see declines in our sales, particularly on the Swamp Pop side. Cracker Barrel is one of our largest customers. We've got several hundred of their locations. Well, with them not being open, that means consumers aren't buying Swamp Pop, so we did see the largest decline across Swamp Pop in the month of March. Now, if we look at April, things are starting to pick back up. As more stores are starting to slowly reopen and restaurants in particular have figured out to-go strategies, we've seen an increase in our sales in April.
Chris:	If I look at the year to date collectively, we're actually not doing bad at all. We are, quite frankly, not where we're expected to be because we did see those drops, but it's starting to offset as consumers are coming back and they're kind of getting restless. And it's being offset some by our online business, which as of right before the call, we're up triple digits, almost quadruple digits in our online sales. It's been insane and keeping inventory in that warehouse has been interesting, to say the least, because we were not planned before this sort of spiked. Thankfully, we've been able to keep up, unlike a lot of companies. We haven't had anybody not be able to ship, so that is being offset. What I see happening in the future as things get back to normal, we're already starting to see, as I [inaudible 00:36:52] the last week in April we had an onslaught of our wholesale orders, which is the majority of our business.
Chris:	I expect to see that moving into the summer for two reasons. One, summer is our biggest selling season. And two, consumers are going to ... They're restless. They're ready to get back and about, but they're going to be grilling for sure. They're starting to cook at home more, so anything they racked up on in early March or mid-March, they're now depleted of and are replenishing. I do see the remainder of this year looking very promising and us sort of getting back to our original forecasts and accelerating those into 2021 as things really get back to normal.
Brett:	Great. Appreciate that. Well, that's going to wrap it up for the Q&A. I do want to let folks know, if you do have any questions after we end the webinar today, there is a discussion forum on the Cajun Life or Our Life Foods page on the MicroVentures.com website. I know a lot of folks who will be hearing this will be listening to the recording, and so by definition wouldn't have had the opportunity to ask questions here. But you can ask questions there, just to kind of point you to where that is, if you haven't visited it already. You can go directly at APP.MicroVentures.com/crowdfunding/a-cajun-life. Or it may just be easier if you want to just go to MicroVentures.com and click the Invest tab at the top, and then scroll down and you'll see a little tombstone for Cajun .... For Our Life Foods, I'm sorry, and you can click there and we've got a ton of information, including the deck that Chris went through today, so you can review stuff there.

Brett:	Again, down at the bottom there is a discussion forum, so feel free to ask any questions there. Then of course, I want to make sure to remind folks that this is a fundraising campaign, and so if you do have interest in participating in Our Life Foods, on that same page there is a bright orange Invest button. You can click there. If you already have an account, you can go ahead and make an investment. We take credit card and other forms of payment. Of if not, then you can go through the sign-up process and then follow the same steps. Chris, is there any final words you'd like to share, final thoughts you'd like to share, anywhere else you'd like to point folks?
Chris:	No. I mean, definitely check out our brands, acajunlife.com and drinkswamppop.com so you can actually see the brands, see the bundles, read a little bit more about our history. Brett mentioned the MicroVentures website which has a lot of detail of all the things we have planned and where we're going and what we plan to do. I would say, invest now.
Brett:	I guess also, be on the lookout for the new ... I know you don't have ... It sounds like you don't have a deadline or a timeline quite yet, but the new frozen meals should be coming pretty soon I would assume, since it sounded like you were ready to launch almost in March. If anybody's interested in trying the products, I think that's probably something to make sure you're checking out.
Chris:	Yeah, for sure.
Brett:	Great. Well again, I want to thank everybody for their time. I know it's a crazy world out there and so everybody's time is certainly valuable and we appreciate you being willing to spend 45 minutes of your day with us. Chris, thanks again for your time and sharing more on the business and answering those questions. That's going to be it, guys. I want to thank everybody and have a great rest of your day, great rest of the week.
Chris:	Thanks all.